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As filed with the Securities and Exchange Commission on July 5, 2019

Registration No. 333-232320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OSISKO GOLD ROYALTIES LTD
(Exact name of registrant as specified in its charter)

Québec, Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number, if applicable)

Not applicable
(I.R.S. Employer Identification No., if applicable)

1100 avenue des Canadiens-de-Montréal
Suite 300, Montreal, Québec
H3B 2S2
Tel: (514) 940-0670
(Address and telephone number of Registrant's principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York 10005
Tel: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
André Le Bel Osisko Gold Royalties Ltd 1100 avenue des Canadiens-de- Montréal, Suite 300 Montreal, Québec Canada, H3B 2S2 Tel: (514) 940-0670	Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, Ontario Canada, M5K 1J3 Tel: (416) 504-0520	Sander A.J.R. Grieve Bennett Jones LLP 3400 One First Canadian Place P.O. Box 130 Toronto, Ontario Canada, M5X 1A4 (416) 777-4826	Jason Comerford Osler, Hoskin & Harcourt LLP 620 Eighth Avenue, 36th Floor New York, New York 10018 (212) 867-5800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

Province of Québec, Canada
(Principal jurisdiction regulating this offering)

           It is proposed that this filing shall become effective (check appropriate box below):

A.	☒	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	at some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐
pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

SHORT FORM PROSPECTUS

Secondary Offering	July 5, 2019

OSISKO GOLD ROYALTIES LTD

$110,685,000

7,850,000 Common Shares

           This short form prospectus qualifies the distribution (the "Offering") of 7,850,000 common shares (the "Common Shares" or the "Offered Shares") of Osisko Gold Royalties Ltd ("Osisko" or the "Corporation") to be sold by Betelgeuse LLC (the "Selling Shareholder"), a Delaware limited liability company, at a price of $14.10 per Common Share (the "Offering Price"), representing gross proceeds of $110,685,000 to the Selling Shareholder. The Corporation will not be entitled to any of the proceeds from the sale of the Offered Shares offered by this short form prospectus. All of the expenses incurred in connection with the Offering, the Concurrent Share Repurchase (as defined below) and the Concurrent Investment Disposition will be paid by the Selling Shareholder. The Corporation will not be receiving any of the proceeds of the Offering. See "Plan of Distribution", "Use of Proceeds" and "Selling Shareholder".

           The Offered Shares are being offered pursuant to an underwriting agreement dated June 25, 2019 (the "Underwriting Agreement") between the Corporation, the Selling Shareholder and CIBC World Markets Inc. and BMO Nesbitt Burns Inc. (together, the "Lead Underwriters") together with Desjardins Securities Inc., National Bank Financial Inc., Raymond James Ltd., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc. and Paradigm Capital Inc. (collectively, together with the Lead Underwriters, the "Underwriters"). The Offering Price was determined based on arm's length negotiations between the Selling Shareholder and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market prices of the issued and outstanding Common Shares. See "Plan of Distribution".

           The outstanding Common Shares, including the Offered Shares, are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the trading symbol "OR". On June 24, 2019, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX and the NYSE was $15.07 and US$11.45, respectively. On July 3, 2019, the last trading day on the NYSE prior to the date of this short form prospectus, the closing price of the Common Shares was US$10.41. On July 4, 2019, the last trading day on the TSX prior to the date of this short form prospectus, the closing price of the Common Shares was $13.56.

           In connection with the Offering, the Corporation has agreed to repurchase for cancellation 12,385,717 Common Shares from the Selling Shareholder (the "Concurrent Share Repurchase"). The purchase price per Common Share to be paid by Osisko under the Concurrent Share Repurchase will be the same as the Offering Price, and the aggregate purchase price of approximately $174.6 million will be satisfied by a combination of cash in the amount of approximately $129.5 million from the sale to separate entities managed by an affiliate of the Selling Shareholder of all of the common shares of Victoria Gold Corp. ("Victoria") (the "Victoria Gold Disposition") and Dalradian Resources Inc. ("Dalradian") (the "Dalradian Resources Disposition") currently held by Osisko (together, the "Concurrent Investment Disposition"), and through the transfer of equity securities of exploration and development companies currently held by Osisko (the "Transferred Securities"), including all of the common shares of Aquila Resources Inc. ("Aquila"), Ascot Resources Ltd. ("Ascot"), Highland Copper Company Inc. ("Highland Copper") and TerraX Minerals Inc. ("TerraX"), in addition to certain other equity securities, currently held by Osisko. The Concurrent Share Repurchase is being completed in two tranches. The first tranche being 7,319,499 Common Shares, representing Common Shares acquired in exchange for the Transferred Securities and with the proceeds from the Dalradian Resources Disposition (the "Initial Repurchase"), was completed on June 28, 2019. The second tranche is expected to be completed shortly after the Initial Repurchase with respect to 5,066,218 Common Shares, representing Common Shares acquired with the proceeds from the Victoria Gold Disposition. Completion of the Victoria Gold Disposition is conditional upon receipt of approval under the Competition Act (Canada) (the "Competition Act"). Completion of the Offering is conditional on the Concurrent Share Repurchase having occurred, other than the portion of the Concurrent Share Repurchase being funded using proceeds from the Victoria Gold Disposition. (and such condition has been fulfilled as a result of the Initial Repurchase). If the Victoria Gold Disposition is not completed, this would result in the Corporation having purchased 7,319,499 Common Shares having an aggregate purchase price of $103,204,936 pursuant to the Initial Repurchase, unless the Corporation would determine to complete such second portion of the Concurrent Share Repurchase and fund same through alternative arrangements, which are not guaranteed to be available. The second tranche of the Concurrent Share Repurchase and the Victoria Gold Disposition are expected to be completed following the date of this short form prospectus, subject to customary closing conditions, including the receipt of approval under the Competition Act in the case of the Victoria Gold Disposition. See "Recent Developments—Concurrent Share Repurchase" and "Risk Factors".

           Immediately following the completion of the Concurrent Share Repurchase, and after giving effect to the Offering, but before giving effect to any exercise of the Over-Allotment Option (as defined herein), the Selling Shareholder will have beneficial ownership and control over 10,007,058 Common Shares, representing approximately 7% of the outstanding Common Shares (or 8,829,558 Common Shares, representing approximately 6.18% of the outstanding Common Shares if the Over-Allotment Option is exercised in full). If the portion of the Concurrent Share Repurchase being funded using proceeds from the Victoria Gold Disposition is not completed, after giving effect to the Initial Repurchase and the Offering, but before giving effect to any exercise of the Over-Allotment Option, the Selling Shareholder will have beneficial ownership and control over 15,073,276 Common Shares, representing approximately 10.19% of the outstanding Common Shares (or 13,895,776 Common Shares, representing approximately 9.39% of the outstanding Common Shares if the Over-Allotment Option is exercised in full).

           This Offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

           Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this short form prospectus with respect to the Offered Shares and consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

           The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of a province of Canada, that most of its officers and directors are not residents of the United States, that some or all of the underwriters or experts named herein are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See "Enforceability of Civil Liabilities".

           NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SHORT FORM PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Price: $14.10 per Offered Share

	Price to the Public	Underwriters' Fee(1)(2)	Net Proceeds to Selling Shareholder(2)(3)

Per Offered Share	$14.10	$0.564	$13.536

Total Offering	$110,685,000	$4,427,400	$106,257,600

Notes:

(1)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Selling Shareholder has agreed to pay the Underwriters a cash commission equal to 4.00% (the "Underwriters' Fee") of the gross proceeds of the Offering (including, for greater certainty, on any exercise of the Over-Allotment Option (as defined herein)). See "Plan of Distribution".

(2)
The Selling Shareholder has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time on or prior to the 30th day from and including the Closing Date (as defined herein), to purchase up to 1,177,500 Common Shares (the "Over-Allotment Shares"), at the Offering Price, to cover over-allocations, if any, and for market stabilization purposes. The grant of the Over-Allotment Option is qualified by this short form prospectus. The Over-Allotment Option may be exercised by the Underwriters to acquire Over-Allotment Shares at a price of $14.10 per Over-Allotment Share. A person who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this short form prospectus regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full for Over-Allotment Shares, the total price to the public, Underwriters' Fee and net proceeds to the Selling Shareholder (before payment of the expenses of the Offering) will be $127,287,750, $5,091,510 and $122,196,240, respectively. See "Plan of Distribution" and the table below.

(3)
After deducting the Underwriters' Fee but before deducting the expenses of the Offering estimated to be $1,028,815. The Underwriters' Fee and all expenses incurred in connection with the Offering, the Concurrent Share Repurchase and the Concurrent Investment Disposition will be paid by the Selling Shareholder from the proceeds of the Offering. See "Plan of Distribution" and "Selling Shareholder".

           The following table sets forth certain terms of the Over-Allotment Option, including the maximum size, the exercise period and the exercise price:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price(1)
Over-Allotment Option	1,177,500 Over-Allotment Shares	At any time up to 30 days after the Closing Date	$14.10 per Over-Allotment Share

  Note:

(1)
The Selling Shareholder has agreed to sell the Over-Allotment Shares to the Underwriters for an amount equal to the Offering Price and pay the Underwriters an amount equal to the Underwriters' Fee per Over-Allotment Share sold pursuant to this short form prospectus. See "Plan of Distribution".

           Unless the context otherwise requires, all references to the "Offering" and the "Offered Shares" in this short form prospectus shall include the Over-Allotment Option and the Over-Allotment Shares.

           The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made commercially reasonable efforts to sell all of the Offered Shares qualified by this short form prospectus at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of Offered Shares is less than the gross proceeds to be paid by the Underwriters to the Selling Shareholder. However, in no event will the Selling Shareholder receive less than net proceeds of $13.54 per Offered Share (before expenses of the Offering). Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

           An investment in the Offered Shares is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. The risk factors included or incorporated by reference in this short form prospectus should be carefully reviewed and considered by purchasers in connection with an investment in the Common Shares. See "Notice to Investors—Forward-Looking Information" and "Risk Factors" in this short form prospectus and in the AIF (as defined herein), which is available electronically on SEDAR (as defined herein) at www.sedar.com.

           The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of the Selling Shareholder by Torys LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

           Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in registered or electronic form with CDS on the closing of the Offering, which is expected to be on July 11, 2019, or such other date as may be agreed upon by the Corporation, the Selling Shareholder and the Underwriters, but in any event not later than 42 days following the date of the receipt for the short form prospectus (the "Closing Date"). A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

           The Selling Shareholder and the below directors of the Corporation are organized under the laws of a foreign jurisdiction or reside outside of Canada, as applicable, and have appointed the following agents for service of process:

Name of Persons	Name and Address of Agent
Christopher C. Curfman and Oskar Lewnowski	Osisko Gold Royalties Ltd, 1100 avenue des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montréal, Québec, Canada, H3B 2S2
Betelgeuse LLC	Torys LLP, 79 Wellington St. W., Suite 3300, Toronto, ON, Canada M5K 1N2,

           Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

           The Corporation's head and registered office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

NOTICE TO INVESTORS

About this Short Form Prospectus

        Readers should rely only on the information contained in this short form prospectus (including the documents incorporated by reference) and should not rely on some parts of the short form prospectus to the exclusion of others. None of the Corporation, the Selling Shareholder or the Underwriters have authorized any other person to provide investors with additional or different information. If anyone provides you with additional, different or inconsistent information, including information or statements in articles about the Corporation or through other forms of media, readers should not rely on it. None of the Corporation, the Selling Shareholder or the Underwriters are offering the securities in any jurisdiction in which the Offering is not permitted. Investors should assume that the information contained in this short form prospectus is accurate only as of the date on the front of this short form prospectus and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this short form prospectus or of any sale of the securities pursuant thereto. The Corporation's business, financial condition, results of operations and prospects may have changed since the date on the front of this short form prospectus.

        For investors outside Canada, none of the Corporation, the Selling Shareholder or any of the Underwriters has done anything that would permit the direct or indirect offer, sale or delivery of any Offered Shares or the delivery of this short form prospectus to any person in any jurisdiction outside of Canada, except in a manner which will not require the Corporation or the Selling Shareholder to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such other jurisdiction or would otherwise require the Corporation or the Selling Shareholder to appoint an agent for service in such other jurisdiction. Investors are required to inform themselves about, and to observe any restrictions relating to, the Offering and the possession or distribution of this short form prospectus.

        Information contained in this short form prospectus should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection therewith.

Technical Information

        Guy Desharnais, Ph.D., P.Geo, who is a "qualified person" for the purpose of National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information set out herein, and is named in the AIF (as defined herein) as having reviewed and approved certain scientific and technical information as set out under the heading "Material Mineral Projects—The Canadian Malartic Royalty" with respect to the 5% net smelter return royalty on the producing Canadian Malartic mine (the "Canadian Malartic Royalty"); "Material Mineral Projects—The Éléonore Royalty" with respect to the 2 to 3.5% net smelter return royalty on the producing Éléonore mine (the "Éléonore Royalty"); and "Material Mineral Projects—The Renard Stream" with respect to the 9.6% diamond stream on the Renard diamond mine (the "Renard Stream"); and he has reviewed and approved the scientific and technical information included in Schedule A to this short form prospectus with respect to the 100% silver stream on the Mantos Blancos copper mine in Chile (the "Mantos Stream"). As such, Guy Desharnais, Ph.D., P.Geo, will deliver the expert consent to be filed with the final short form prospectus and with the Corporation's registration statement on Form F-10, of which this short form prospectus forms a part, relating to the scientific and technical information included in this short form prospectus with respect to the Canadian Malartic Royalty, the Éléonore Royalty, the Renard Stream and the Mantos Stream. Attached hereto as Schedule A is a summary in respect of the Mantos Stream based on the technical report entitled "NI 43-101 Technical Report on the Mantos Blancos Mine II Region, Chile", dated June 23, 2017, prepared by Golder Associates S.A and authored by Leonardo Leite, MAusIMM CP (Min) and Ronald Turner, MAusIMM CP (Geo), both independent qualified persons under NI 43-101.

        The disclosure in these sections is generally based on information publicly disclosed by the owner or operator of the Canadian Malartic mine, the Éléonore mine, the Renard diamond mine and the Mantos Blancos copper mine, as the case may be, and information/data available in the public domain as at June 24, 2019, and none of this information has been independently verified by Osisko. Specifically, as a royalty, stream or other interest holder, Osisko has limited, if any, access to properties underlying its asset portfolio. Additionally, Osisko may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty, stream or other interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko's royalty, stream or other interests. Osisko's royalty, stream or interests often cover less than 100%, and sometimes only a portion of, the publicly reported mineral reserves, mineral resources and production of the property.

Forward-Looking Information

        This short form prospectus contains certain statements which contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (each, a "forward-looking statement"). No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this short form prospectus should not be unduly relied upon. Forward-looking information is by its nature prospective and requires the Corporation to make certain assumptions and is subject to inherent risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "capable", "budget", "pro forma" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, among others, statements pertaining to:

  •
  the Corporation's future operating and financial results;

  •
  schedules and timing of certain projects with respect to which the Corporation receives (or is entitled to receive) royalty, stream or other revenues and the Corporation's strategy for growth, including the acquisition of future royalties, streams or other interests;

  •
  projected royalty, stream or other revenues and the life of mines with respect to which the Corporation receives (or is entitled to receive) royalty, stream or other revenues;

  •
  production, capital and operating cash flow estimates for royalties, streams or other interests;

  •
  anticipated cash needs and needs for additional financing;

  •
  the Corporation's competitive position and its expectations regarding competition;

  •
  treatment under governmental and other regulatory regimes and tax, environmental and other laws;

  •
  completion of the Offering, Concurrent Share Repurchase and Concurrent Investment Disposition; and

  •
  the anticipated financial and other impacts of the Concurrent Share Repurchase and Concurrent Investment Disposition.

        The forward-looking statements within this document are based on information currently available and what management believes are reasonable assumptions. Forward-looking statements speak only as of the date of this short form prospectus. In addition, this short form prospectus may contain forward-looking statements attributed to third party industry sources, the accuracy of which has not been verified by the Corporation.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements in this short form prospectus, including, but not limited to, the following material factors:

  •
  the speculative nature of mining operations;

  •
  the Corporation having no control over mining operations and having limited access to data regarding the operation of mines in which it only holds a royalty, stream or other interest, making the Corporation dependent on the owners and operators of certain properties;

  •
  the failure of operators of properties in which the Corporation holds royalties, streams or other interests to abide by their contractual obligations with respect to royalty, stream or other payments;

  •
  in respect of mines in which the Corporation only holds royalties, streams or other interests, the Corporation having no contractual rights relating to the operation or development of such mines and, therefore, not having control over the operators or their decisions and activities relating to properties in which the Corporation holds royalties, streams or other interests, and more particularly, the Corporation not being entitled to any material compensation, control or input in decision-making if these mining operations do not commence production within the time frames that are anticipated or meet their forecasted production targets in any specified period or if the operators, or any other person or entity having such authority, decide to shut down the mine or discontinue operations on a temporary or permanent basis;

  •
  the ability of the Corporation to attract and retain qualified management to grow its business;

  •
  fluctuations in currencies;

  •
  whether or not Osisko is determined to have "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended;

  •
  changes in gold and other metal prices on which the Corporation's royalty, stream or other interests are paid or prices associated with the primary metals mined at properties in which the Corporation holds royalties, streams or other interests;

  •
  the availability of royalties, streams and other interests for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions;

  •
  the performance of the companies in the investment portfolio of the Corporation;

  •
  failure to complete future acquisitions;

  •
  economic and market conditions;

  •
  future financial needs and availability of adequate financing;

  •
  laws governing the Corporation or the operators of properties where the Corporation holds royalties, streams or other interests;

  •
  the Corporation's ability to make accurate assumptions regarding the valuation, timing and amount of payments in respect of royalties, streams or other interests relating to properties in which it holds an interest;

  •
  the production at or performance of properties where the Corporation holds royalties, streams or other interests;

  •
  changes in estimates of mineral resources of properties where the Corporation holds royalties, streams or other interests;

  •
  acquisition and maintenance of permits and authorizations, completion of construction and commencement and continuation of production at the properties where the Corporation holds royalties, streams or other interests;

  •
  ramp-up risks relating to operations at the properties where the Corporation holds royalties, streams or other interests;

  •
  risks relating to environmental or social factors or incidents which may adversely impact operations at the properties where the Corporation holds royalty, stream or other interests;

  •
  mine operating and ore processing facility problems (including, but not limited to, labour disputes resulting in work stoppages and/or delays), pit wall or tailings dam failures, natural catastrophes such as floods or earthquakes and access to raw materials, water and power on the properties in which the Corporation holds royalty, stream or other interests;

  •
  royalty interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be difficult to identify; and

  •
  publication of inaccurate or unfavourable research by securities analysts or other third parties.

        Such factors are discussed in more detail under the heading "Risk Factors" in this short form prospectus and in the AIF (as defined herein). New factors emerge from time to time, and it is not possible for management to predict all of those factors or to assess in advance the impact of each such factor on the Corporation's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

        The forward-looking statements contained in this short form prospectus are expressly qualified by the foregoing cautionary statements and are made as of the date of this short form prospectus. Except as may be required by applicable securities laws, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statement to reflect events or circumstances after the date of this short form prospectus or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise. Readers should read this entire short form prospectus and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Offered Shares.

 CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PREPARATION OF FINANCIAL INFORMATION

        As a Canadian company, Osisko prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of Osisko included or incorporated herein is prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

        Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101 and are different from U.S. reporting standards. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by Industry Guide 7. This short form prospectus includes or incorporates by reference estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Industry Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Industry Guide 7 and, generally, U.S. companies reporting pursuant to Industry Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information included or incorporated by reference in this short form prospectus concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Industry Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

        Osisko has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" (which have no standard definitions under IFRS) to supplement its consolidated financial statements, incorporated by reference herein, which are presented in accordance with IFRS.

        Osisko believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of Osisko. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

        For information regarding the non-IFRS financial measures used by Osisko, see "Non-IFRS Financial Performance Measures" in the Annual MD&A and the Interim MD&A (each, as defined herein), which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is incorporated under and governed by the Business Corporations Act (Québec). Most of the Corporation's directors and officers, and some or all of the underwriters or experts named in this short form prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the Corporation's directors and officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with the Corporation's registration statement on Form F-10 of which this short form prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the Offering.

CURRENCY PRESENTATION, FINANCIAL INFORMATION AND EXCHANGE
RATE INFORMATION

        Unless otherwise indicated, all references to monetary amounts in this short form prospectus are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to "$","C$" and "dollars" in this short form prospectus refer to Canadian dollars. References to "US$" in this short form prospectus refer to United States dollars.

        The following table sets forth, for each period indicated, the low and high exchange rates for United States dollar expressed in Canadian dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the rate of exchange as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018

	($)	($)	($)	($)	($)
Low	1.2288	1.2128	1.2544	1.3095	1.2288
High	1.3642	1.3743	1.4589	1.3600	1.3088
Period End	1.3642	1.2545	1.3427	1.3363	1.2894
Average	1.2957	1.2986	1.3248	1.3295	1.2647

        On July 4, 2019, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada, daily exchange rate, was US$1.00=C$1.3059 (or C$1.00=US$0.7658).

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Corporation with, or furnished to, securities commissions or similar authorities in Canada, and with the SEC, are specifically incorporated into this short form prospectus:

  (a)
  the annual information form of the Corporation for the financial year ended December 31, 2018, dated March 28, 2019, excluding Schedule E thereto (the "AIF");

  (b)
  the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto (the "Annual Financial Statements") and the auditors' report thereon, dated February 20, 2019;

  (c)
  the management's discussion and analysis of the Corporation relating to the Annual Financial Statements, dated February 20, 2019 (the "Annual MD&A");

  (d)
  the unaudited condensed interim consolidated financial statements of the Corporation as at and for the three month period ended March 31, 2019 and March 31, 2018, together with the notes thereto dated May 1, 2019 (the "Interim Financial Statements");

  (e)
  the management's discussion and analysis of the Corporation relating to the Interim Financial Statements, dated May 1, 2019 (the "Interim MD&A");

  (f)
  the management information circular of the Corporation dated March 21, 2019 and filed on SEDAR on March 27, 2019, distributed in connection with the annual and special meeting of shareholders of the Corporation held on May 1, 2019;

  (g)
  the "template version" (as such term is defined in National Instrument 41-101—General Prospectus Requirements) of the term sheets for the Offering dated June 25, 2019, available electronically on SEDAR at www.sedar.com; and

  (h)
  the material change report of the Corporation dated June 28, 2019 relating to the Offering, Concurrent Share Repurchase and Concurrent Investment Disposition.

        Any documents of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this short form prospectus, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the distribution of the securities being qualified hereunder, are deemed to be incorporated by reference in this short form prospectus. In addition, any similar documents filed or furnished by the Corporation with the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this short form prospectus, shall be deemed to be incorporated by reference into this short form prospectus and the registration statement of which this short form prospectus forms a part if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this short form prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this short form prospectus forms a part.

        Documents referenced in any of the documents incorporated by reference in this short form prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this short form prospectus are not incorporated by reference in this short form prospectus.

        Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

 MARKETING MATERIALS

        Any "template version" of "marketing materials" (as such terms are defined in National Instrument 41-101—General Prospectus Requirements) will be incorporated by reference in the final short form prospectus. However, such "template version" of "marketing materials" will not form part of the final short form prospectus to the extent that the contents of the "template version" of "marketing materials" are modified or superseded by a statement contained in the final short form prospectus. Any "template version" of "marketing materials" filed on SEDAR after the date of the final short form prospectus and before the termination of the distribution under the Offering will be deemed to be incorporated into the final short form prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Offered Shares. This short form prospectus does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this short form prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation will provide to each person to whom this short form prospectus is delivered, without charge, upon request to the Corporate Secretary of the Corporation at 1100 avenue des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montréal, Québec, Canada, H3B 2S2, Telephone: (514) 940-0670, copies of the documents incorporated by reference in this short form prospectus. The Corporation does not incorporate by reference in this short form prospectus any of the information on, or accessible through, its website.

        The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation's reports and other information filed or furnished with or to the SEC are available from the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document the Corporation files with or furnishes to the SEC at the SEC's public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The Corporation's Canadian filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Bennett Jones LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act"), the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act at a particular time for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan ("RESP"), a registered disability savings plan ("RDSP"), a tax-free savings account ("TFSA") (each, a "Registered Plan") or a trust governed by a deferred profit sharing plan, provided that, at all material times, in the case of the Offered Shares, either (i) the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX); or (ii) the Corporation is a "public corporation" as defined in the Tax Act.

        Notwithstanding that the Offered Shares may be "qualified investments" for a Registered Plan as described above TFSA, the holder of, or annuitant or subscriber under, a Registered Plan (the "Controlling Individual") will be subject to a penalty tax in respect of the Offered Shares held in a registered Plan if such Offered Shares are a "prohibited investment" for the particular Registered Plan. An Offered Share generally will be a prohibited investment for a Registered Plan if the Controlling Individual does not deal at arm's length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a "significant interest" (as defined for purposes of the prohibited investment rules in the Tax Act) in the Corporation. Generally, a Controlling Individual will not have a "significant interest" in the Corporation unless the Controlling Individual and/or persons not dealing at arm's length with the Controlling Individual owns, directly or indirectly, 10 percent or more of the issued shares of any class of the capital stock of the Corporation or of a corporation related to the Corporation. In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

        Prospective purchasers who intend to invest through a Registered Plan should consult their own tax advisers with respect to whether Offered Shares would be a prohibited investment having regard to their particular circumstances.

THE CORPORATION

        The Corporation was incorporated on April 29, 2014 under the name "Osisko Gold Royalties Ltd" pursuant to the Business Corporations Act (Québec), as a wholly-owned subsidiary of Canadian Malartic Corporation ("CMC"). Following the completion on June 16, 2014 of a plan of arrangement pursuant to the Canada Business Corporations Act involving, among others, CMC, Agnico Eagle Mines Limited and Yamana Gold Inc., the Corporation became a reporting issuer in the provinces of British

Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec, and the Common Shares were listed on the TSX under the symbol "OR". On July 6, 2016, the Common Shares began trading on the NYSE under the symbol "OR". Common share purchase warrants of the Corporation are listed on the TSX under the symbol "OR.WT" (exercise price: $36.50; expiry date: March 5, 2022). Convertible debentures of the Corporation are listed on the TSX under the symbol "OR:DB" (4% interest; convertible at 43.6872 Common Shares per $1,000 principal amount of Debenture; expiry date: December 31, 2022).

        As of the date of this short form prospectus, the Corporation is a reporting issuer in each of the provinces of Canada and in the United States.

        The Corporation's head and registered office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

SUMMARY DESCRIPTION OF THE BUSINESS

        Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company. The Corporation's cornerstone assets are: (i) the Canadian Malartic Royalty; (ii) the Éléonore Royalty; (iii) the Renard Stream; and (iv) the Mantos Stream.

Background

        The Corporation was formed on April 29, 2014 in conjunction with the acquisition of CMC, which held the Canadian Malartic mine and other assets in development, by a partnership formed by Agnico Eagle Mines Limited and Yamana Gold Inc. Following its formation, Osisko began as a royalty company as of June 16, 2014 with the Canadian Malartic Royalty, other non-cash-flowing royalties and $157 million in cash. Osisko's market capitalization was initially valued at approximately $500 million.

        Over the past 5 years, Osisko further transformed itself by, among other things, strategically acquiring Virginia Mines Inc. (February 2015) and in 2017, a portfolio of 74 assets (including 61 royalties, 7 precious metal offtakes and 6 streams), directly or indirectly, from the Selling Shareholder, including the Renard Stream and the Mantos Stream, following which Osisko now holds over 135 royalties, streams and precious metal offtakes. During that period, Osisko advanced its own "accelerator" investment model, through which the Corporation was able to contribute to the reinvigoration of the mining exploration sector in Canada. Through its investments in Osisko Mining Inc., Barkerville Gold Mines Ltd., Falco Resources Ltd. ("Falco"), Osisko Metals Incorporated and numerous other mining companies, Osisko was able to acquire strategic royalties and stream financing rights on prospective land packages and projects. The accelerator model also enabled Osisko to gain a competitive advantage by maintaining its dynamic technical team and leveraging its extensive expertise in exploration, engineering, construction, operations and financing.

Objectives

        Osisko's objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams or other interests, and by returning capital to its shareholders through a quarterly dividend payment and share purchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where Osisko feels it is uniquely positioned to create value and realize returns through the development of these assets. Osisko has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

        Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. Osisko also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of Osisko's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

MATERIAL MINERAL PROJECTS

        The Corporation has the following royalty and stream interests which are considered to be material: (i) the Canadian Malartic Royalty; (ii) the Éléonore Royalty; (iii) the Renard Stream; and (iv) the Mantos Stream. Information with respect to each of the above has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101 and may be reviewed under the headings "Material Mineral Projects—The Canadian Malartic Royalty", "Material Mineral Projects—The Éléonore Royalty", "Material Mineral Projects—The Renard Stream" and "Material Mineral Projects—The Mantos Stream", respectively, in the AIF. The Corporation has no other material mineral projects.

RECENT DEVELOPMENTS

2019 Developments

Repaid Credit Facility

        Osisko fully repaid its credit facility in January 2019 (repaying $71.7 million in the fourth quarter 2018 for a total of $123.5 million for 2018, in addition to a payment of $30.0 million in January 2019), and extended the maturity date of this facility by one year to November 14, 2022. Osisko now has up to $450.0 million available under its credit facility, including an uncommitted accordion of up to $100 million.

Silver Stream Transaction with Falco

        On February 27, 2019, Falco announced the closing of a silver stream transaction pursuant to which the Corporation has agreed to commit up to $180 million towards the funding of the development, subject to achieving key milestones, of the Horne 5 Project of Falco in exchange for the purchase of 100% of the refined silver from the Horne 5 Project at an amount equal to 20% of the spot price of silver on the day of delivery, subject to a maximum payment of US$6 per silver ounce.

Declared 19th Consecutive Quarterly Dividend

        On May 1, 2019, Osisko declared a first quarter 2019 dividend of $0.05 per common share. The dividend is the 19th consecutive quarterly dividend announced by Osisko. The dividend is to be paid on July 15, 2019 to shareholders of record as of the close of business on June 28, 2019.

Bridge Financing Extended to Stornoway

        On June 11, 2019, Osisko announced that the buyers (the "Buyers") under the amended and restated purchase and sale agreement entered into on October 2, 2018 (the "Stream Agreement") in relation to the Renard Stream (including Osisko), entered into a binding bridge financing term sheet whereby the Buyers agreed to provide a senior-secured bridge credit facility (the "Bridge Facility") to Stornoway Diamond Corporation ("Stornoway") together with certain secured lenders and key stakeholders (collectively the "Bridge Lenders"). The Bridge Facility is being provided to Stornoway by the Bridge Lenders in order to support Stornoway during its strategic review process (the "Strategic Process").

        Under the terms of the Bridge Facility, the Buyers, in proportion to their respective commitments, will advance an amount equivalent to the stream net proceeds payable under the Stream Agreement to

Stornoway, up to an estimated amount of $5.9 million ($2.8 million attributable to Osisko). The Bridge Facility also provides that Diaquem, Inc. ("Diaquem"), an affiliate of Investissement Québec, has agreed to advance to Stornoway an amount of up to $11.7 million by way of access to the funds available in a senior loan reserve account maintained by Stornoway's subsidiary, Stornoway Diamond (Canada) Inc. ("SDCI"). In addition, amounts equivalent to royalty payments to be made by SDCI to Diaquem under the existing royalty agreement, up to an estimated amount of $1.9 million, and to interest payments accruing under the senior loan agreement between SDCI and Diaquem (the "Senior Loan"), up to an estimated amount of $2.5 million, have agreed to be advanced by Diaquem.

        The Bridge Facility will be secured by a first-ranking security interest over all present and after-acquired assets and property of Stornoway and will accrue interest at a rate equal to 8.25% per annum. Amounts owing under the Bridge Facility will become due and repayable in full upon the maturity date, being the earliest to occur of certain stated events, including (i) the completion of a restructuring or other material transaction pursuant to the Strategic Process or the sale of all or substantially all of the property, assets and undertakings of Stornoway, and (ii) September 16, 2019 (the maturity date being subject to 30-day extensions by unanimous consent of the Bridge Lenders).

        Concurrently with the entering into of the Bridge Facility, Stornoway also entered into a binding term sheet with the holders of more than 75% of the outstanding principal amount of the convertible debentures, pursuant to which such holders have consented to postpone interest payments on the convertible debentures from June 30 to December 31, 2019. Stornoway also obtained a waiver from Fonds de Solidarité des Travailleurs du Québec, Fonds Régional de Solidarité F.T.Q. Nord-du-Québec, S.E.C. and Diaquem of the requirement to make interest payments under the Convention de prêt dated as of May 3, 2012 from May 1, 2019 until December 31, 2019, inclusively. In addition, the Buyers under the Stream Agreement, Diaquem under the Senior Loan and Caterpillar Financial Services Limited under its master lease agreement with SDCI have each agreed to waive the requirement for Stornoway to have a minimum tangible net worth of $225 million, calculated on a consolidated basis, until July 15, 2019.

Concurrent Share Repurchase

        In connection with the Offering, the Corporation has agreed to repurchase for cancellation 12,385,717 Common Shares from the Selling Shareholder pursuant to the Concurrent Share Repurchase, with 7,319,499 Common Shares having been purchased for cancellation on June 28, 2019 pursuant to the Initial Repurchase. The purchase price per Common Share to be paid by Osisko under the Concurrent Share Repurchase will be the same as the Offering Price, and the aggregate purchase price of approximately $174.6 million will be satisfied by a combination of cash in the amount of approximately $129.5 million from the Concurrent Investment Disposition, and through the transfer of the Transferred Securities, including all of the common shares of Aquila, Ascot, Highland Copper and TerraX, in addition to certain other equity securities, currently held by Osisko. Completion of the Victoria Gold Disposition is conditional upon receipt of approval under the Competition Act. Completion of the Offering is conditional on the Concurrent Share Repurchase having occurred, other than the portion of the Concurrent Share Repurchase being funded using proceeds from the Victoria Gold Disposition (and such condition has been fulfilled as a result of the Initial Repurchase). If the Victoria Gold Disposition is not completed, this would result in the Corporation having purchased 7,319,499 Common Shares having an aggregate purchase price of $103,204,936 pursuant to the Initial Repurchase, unless the Corporation would determine to complete such second portion of the Concurrent Share Repurchase and fund same through alternative arrangements, which are not guaranteed to be available. The second tranche of the Concurrent Share Repurchase and the Concurrent Investment Disposition are expected to be completed following the date of this short form prospectus, subject to customary closing conditions, including the receipt of approval under the Competition Act in respect of the Victoria Gold Disposition.

        To review and evaluate the merits of the Concurrent Share Repurchase and Concurrent Investment Disposition, the board of directors of Osisko established a special committee of independent directors (the "Special Committee"). The Special Committee was chaired by Mrs. Joanne Ferstman and included Messrs. Pierre Labbé and Charles E. Page. Stikeman Elliott LLP acted as legal advisor to Osisko in connection with the Concurrent Share Repurchase and Concurrent Investment Disposition and the Special Committee retained National Bank Financial Inc. as its independent financial advisor. The Special Committee undertook a deliberate and full consideration of the Concurrent Share Repurchase and Concurrent Investment Disposition with the assistance of such advisors, and, upon the recommendation of the Special Committee that, among other things, the Concurrent Share Repurchase and Concurrent Investment Disposition are in the best interests of Osisko, the board of directors of Osisko (other than one interested director who abstained from voting) unanimously approved the Concurrent Share Repurchase and the Concurrent Investment Disposition.

        The Selling Shareholder is a "related party" of Osisko within the meaning of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") since it holds Common Shares entitling it to more than 10% of the voting rights attached to all the issued and outstanding voting securities of Osisko. Therefore, the Concurrent Share Repurchase and the Concurrent Investment Disposition constitute "related party transactions" within the meaning of MI 61-101. Osisko is exempted from the formal valuation and minority approval requirements pursuant to MI 61-101 since neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Concurrent Share Repurchase, together with the fair market value of the subject matter of, or the fair market value of the consideration for, the Concurrent Investment Disposition (or, for greater certainty, any of the Dalradian Disposition or Victoria Gold Disposition), represent more than 25% of the market capitalization of Osisko.

Initial Repurchase

        On June 28, 2019, Osisko announced that it had completed the purchase for cancellation of 7,319,499 Common Shares from the Selling Shareholder pursuant to the Initial Repurchase. The aggregate purchase price of $103,204,936 of the Initial Repurchase was satisfied by a combination of cash received from the Dalradian Resources Disposition and the transfer from Osisko to the Selling Shareholder of the Transferred Securities, including (i) 49,651,857 common shares of Aquila, (ii) 74,420,434 common shares of Highland Copper, and (iii) 11,883,848 common shares of TerraX. Immediately following the closing of the Initial Repurchase, Osisko had beneficial ownership of, or control and direction over (i) no common shares of Aquila, (ii) no common shares of Highland Copper, and (iii) no common shares of TerraX.

CONSOLIDATED CAPITALIZATION

        Other than as described in this short form prospectus, there have been no material changes in the Corporation's share and loan capital, on a consolidated basis, since the date of the Corporation's Interim Financial Statements. The following table sets forth our consolidated capitalization as of March 31, 2019: (i) on an actual basis; and (ii) on a pro forma basis to give effect to the Offering, the Concurrent Share Repurchase and the Concurrent Investment Disposition:

	As at March 31, 2019 (000s)	As at March 31, 2019 after giving effect to the Offering, the Concurrent Share Repurchase and the Concurrent Investment Disposition(1) (000s)
Long-Term Debt	$324,355	$324,355
Shareholders' Equity
Share capital	$1,609,435	$1,480,952
Warrants	$18,072	$18,072
Contributed surplus	$33,987	$33,987
Equity component of convertible debentures	$17,601	$17,601
Accumulated other comprehensive income	$21,090	$22,120
Retained earnings (deficit)	$27,211	$(23,424)
Total Shareholders' Equity	$1,727,396	$1,549,308

Note:

(1)
The aggregate purchase price under the Concurrent Share Repurchase will be satisfied by a combination of cash (funded through the proceeds of the Concurrent Investment Disposition in the amount of approximately $129.5 million), and through the transfer of the Transferred Securities.

        As of the date of this short form prospectus, there were 147,984,438 Common Shares issued and outstanding on a non-diluted basis (on a fully-diluted basis, assuming exercise in full of outstanding options, there were 152,798,819. Common Shares issued and outstanding). Upon completion of the Offering and the Concurrent Share Repurchase there will be 142,896,914 Common Shares issued and outstanding on a non-diluted basis (on a fully-diluted basis, assuming exercise in full of outstanding options, there will be 147,724,628 Common Shares issued and outstanding).

USE OF PROCEEDS

        The Corporation will not receive any proceeds from the sale of the Offered Shares by the Selling Shareholder pursuant to this Offering.

        The estimated net proceeds of the Offering to the Selling Shareholder will be $106,257,600, after deducting the aggregate Underwriters' Fee in the amount of $4,427,400 and before deducting the expenses of the Offering, which are estimated to be $1,028,815. If the Over-Allotment Option is exercised in full, the total net proceeds to the Selling Shareholder, after deducting the Underwriters' Fee in respect of the Over-Allotment Option, and before deducting the expenses of the Offering will be $122,196,240. The Selling Shareholder has agreed to pay the Corporation's reasonable, out-of-pocket expenses related to the Offering, the Concurrent Share Repurchase and the Concurrent Investment Disposition.

 PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, among the Corporation, the Selling Shareholder and the Underwriters, the Selling Shareholder has agreed to sell and the Underwriters have agreed severally, and not jointly or jointly and severally, to purchase or arrange for the purchase, on the Closing Date, of an aggregate of 7,850,000 Offered Shares at the Offering Price for gross proceeds of $110,685,000 payable in cash to the Selling Shareholder against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of "disaster out", "regulatory out", "material change out" and "breach out" provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Completion of the Offering is conditional on the Concurrent Share Repurchase having occurred, other than the portion of the Concurrent Share Repurchase being funded using proceeds from the Victoria Gold Disposition (and such condition has been fulfilled as a result of the Initial Repurchase). If the Victoria Gold Disposition is not completed, this would result in the Corporation having purchased 7,319,499 Common Shares having an aggregate purchase price of $103,204,936 pursuant to the Initial Repurchase, unless the Corporation would determine to complete such second portion of the Concurrent Share Repurchase and fund same through alternative arrangements, which are not guaranteed to be available.

        The Offering Price was determined by arm's length negotiation between the Selling Shareholder and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

        The Selling Shareholder has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from and including the Closing Date, to purchase up to 1,177,500 Over-Allotment Shares to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters to acquire Over-Allotment Shares at a price of $14.10 per Over-Allotment Share. If the Over-Allotment Option is exercised in full, the total price to the public will be $127,287,750, the total Underwriters' Fee will be $5,091,510, and the net proceeds to the Selling Shareholder, before payment of the expenses of the Offering, will be $122,196,240. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Selling Shareholder".

        In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Selling Shareholder has agreed to pay the Underwriters the Underwriters' Fee, equal to 4.00% of the aggregate gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option). The Corporation will not be entitled to any of the proceeds from the sale of the Offered Shares.

        The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial and territorial securities legislation. The Selling Shareholder has agreed to indemnify the Underwriters against liabilities with respect to certain information related solely to the Selling Shareholder and furnished in writing to the Corporation for use in this short form prospectus. The Corporation has agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under Canadian provincial and territorial securities legislation, and the Selling Shareholder has agreed to indemnify the Corporation against liabilities with respect to certain information related solely to the Selling Shareholder and furnished in writing to the Corporation for use in this short form prospectus.

        The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this short form prospectus after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.

        The Offered Shares will be offered concurrently in the United States and in all the provinces of Canada pursuant to the multi-jurisdictional disclosure system adopted by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        Pursuant to the Underwriting Agreement, subject to certain customary exceptions, the Selling Shareholder has agreed not to sell or agree to sell, any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares for a period of 180 days from the Closing Date without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, except in conjunction with the Offering.

        The Corporation has agreed that it will not issue or sell any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares for a period ending 90 days after the Closing Date without the prior written consent of the Lead Underwriters, not to be unreasonably withheld, except in conjunction with: (i) the issuance of securities to a vendor including in connection with the acquisition of royalties, streams or other interests; (ii) rights or obligations pursuant to outstanding convertible securities; (iii) the granting of new securities or the exercise of outstanding securities issued pursuant to existing incentive plans; and (iv) the issuance of convertible securities in connection to satisfy instruments issued prior to the date hereof; (v) the exercise of the Underwriters' Over-Allotment Option; or (vi) any distribution reinvestment plan of the Corporation.

        Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market balancing activities and a bid or purchase made for or on behalf of a client where the client's order was not solicited. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. In particular, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the offering is in progress. These transactions may also include over-allocating or making short sales of the Common Shares. Short sales may be "covered short sales", which are short positions in an amount not greater than the Over-Allotment Option, or may be "naked short sales", which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase Common Shares in this offering. Any naked short position would form part of the Underwriters' over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position resulting from any short sales will, in each case, acquire such Common Shares under this short form prospectus, regardless of the fact that the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book based system through CDS or its nominee and deposited in registered or electronic form with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date specified on the cover page of this short form prospectus, which will not be two business days following the date of the final short form prospectus (this settlement cycle being referred to as "T+2"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

        The issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol "OR". On June 24, 2019, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX and the NYSE was $15.07 and US$11.45, respectively. On July 3, 2019, the last trading day on the NYSE prior to the date of this short form prospectus, the closing price of the Common Shares was US$10.41. On July 4, 2019, the last trading day on the TSX prior to the date of this short form prospectus, the closing price of the Common Shares was $13.56.

 SELLING SHAREHOLDER

        As of the date hereof, the Selling Shareholder is the owner of approximately 22,923,276 Common Shares which represents approximately 15.49% of the total issued and outstanding Common Shares. Pursuant to the Underwriting Agreement, the Selling Shareholder has agreed to sell a total of 7,850,000 Common Shares, as described under the heading "Plan of Distribution". In addition, the Selling Shareholder has agreed to sell a total of up to 1,177,500 Over-Allotment Shares pursuant to the Over-Allotment Option, if exercised.

        The Common Shares being sold under the Offering and the Concurrent Share Repurchase were acquired on July 31, 2017, in connection with a purchase and sale transaction pursuant to which the Corporation acquired a portfolio of assets from shareholders of the Selling Shareholder and other parties.

        After giving effect to the Offering and the Concurrent Share Repurchase, but before giving effect to any exercise of the Over-Allotment Option, the Selling Shareholder will own 10,007,058 Common Shares, representing 7% of the total issued and outstanding Common Shares. The following table sets forth certain information regarding the ownership of Common Shares of the Selling Shareholder as of the date of this short form prospectus, before and after the completion of the Offering and Concurrent Share Repurchase.

Name	Number of Common Shares Owned Before Giving Effect to the Offering and Concurrent Share Repurchase	Number of Common Shares to be Sold Pursuant to the Offering		Number of Common Shares to be Sold Pursuant to the Concurrent Share Repurchase	Number of Common Shares Owned After Giving Effect to the Offering and Concurrent Share Repurchase		Percentage of Common Shares Owned After Giving Effect to the Offering and Concurrent Share Repurchase		Type of Ownership
Betelgeuse LLC(1)	30,242,775	7,850,000	(3)	12,385,717	10,007,058	(3)	7	%(2)(3)	Registered and beneficial

Notes:

(1)
Betelgeuse LLC is a jointly owned subsidiary of Orion Mine Finance (Master) Fund I LP (49.91%), Orion Mine Finance (Master) Fund I-A LP (25.21%), Orion Co Investments (I) Stream LLC (15.36%) and related co-investment vehicles (collectively less than 10%). The general partner of Orion Mine Finance (Master) Fund I LP is Orion Mine Finance GP I Limited and the general partner of Orion Mine Finance (Master) Fund I-A LP is Orion Mine Finance GP I-A Limited. Each of Orion Mine Finance GP I Limited and Orion Mine Finance GP I-A Limited is owned by certain members of management of Orion Mine Finance. Mr. Oskar Lewnowski ultimately controls each of Orion Mine Finance GP I Limited, Orion Mine Finance GP I-A Limited and Orion Co Investments (I) Stream LLC. Mr. Lewnowski is currently one of our directors and will be resigning following the Closing. See "Directors and Officers" in the AIF.

(2)
On a fully diluted basis, assuming the exercise in full of outstanding warrants, debentures and options, approximately 7% of the issued and outstanding Common Shares.

(3)
If the Concurrent Share Repurchase is completed and the Underwriters exercise the Over-Allotment Option in full, the Selling Shareholder will sell to the Underwriters an aggregate of 9,027,500 Common Shares in this Offering and the number of Common Shares owned by Selling Shareholder immediately following this Offering and the completion of the Concurrent Share Repurchase will be 8,829,558, representing approximately 6.18% of the total issued and outstanding Common Shares. If the portion of the Concurrent Share Repurchase being funded using proceeds from the Victoria Gold Disposition is not completed and the Underwriters exercise the Over-Allotment Option in full, the Selling Shareholder will sell to the Underwriters an aggregate of 9,027,500 Common Shares in this Offering and the number of Common Shares owned by Selling Shareholder immediately following this Offering and the completion of the other portion of the Concurrent Share Repurchase will be 13,895,776, representing approximately 9.39% of the total issued and outstanding Common Shares.

 PRIOR SALES

        Other than as described below, during the twelve-month period before the date of this short form prospectus, the Corporation has not issued any other Common Shares or securities that are convertible into Common Shares.

Date of Issuance	Type of Security Issued	Number of Securities	Price Per Security
July 6, 2018	Common Shares(1) ESPP	10,627	$12.3800
July 16, 2018	Common Shares(2) DRIP	33,552	$12.0654
October 4, 2018	Common Shares(1) ESPP	13,901	$9.8500
October 15, 2018	Common Shares(2) DRIP	138,965	$10.0977
January 8, 2019	Common Shares(1) ESPP	10,777	$11.7000
January 15, 2019	Common Shares(2) DRIP	126,933	$11.6704
February 8, 2019	Common Shares(3) SOP	5,473	$13.0000
February 8, 2019	Common Shares(3) SOP	5,476	$13.0000
February 25, 2019	Common Shares(3) SOP	2,666	$14.6008
February 25, 2019	Common Shares(3) SOP	2,134	$14.7339
February 26, 2019	Common Shares(3) SOP	3,333	$15.0000
February 27, 2019	Common Shares(3) SOP	1,600	$14.9000
February 27, 2019	Common Shares(3) SOP	14,453	$14.9727
February 27, 2019	Common Shares(3) SOP	14,617	$14.8005
February 28, 2019	Common Shares(3) SOP	9,900	$15.0000
February 28, 2019	Common Shares(3) SOP	3,334	$15.0000
February 28, 2019	Common Shares(3) SOP	2,033	$14.9900
February 28, 2019	Common Shares(3) SOP	14,603	$14.9000
March 4, 2019	Common Shares(3) SOP	14,625	$14.7500
March 4, 2019	Common Shares(3) SOP	14,594	$14.7533
March 7, 2019	Common Shares(3) SOP	200	$14.8000
March 12, 2019	Common Shares(3) SOP	5,333	$15.5000
March 12, 2019	Common Shares(3) SOP	38,267	$15.0079
March 12, 2019	Common Shares(3) SOP	14,253	$15.0411
March 13, 2019	Common Shares(3) SOP	2,572	$15.3400
March 14, 2019	Common Shares(3) SOP	4,565	$15.7558
March 15, 2019	Common Shares(3) SOP	5,333	$16.0669
March 15, 2019	Common Shares(3) SOP	5,420	$16.0000
March 22, 2019	Common Shares(3) SOP	25,000	$15.5624
March 22, 2019	Common Shares(3) SOP	25,000	$15.5615
March 22, 2019	Common Shares(3) SOP	15,933	$15.5500
March 25, 2019	Common Shares(3) SOP	15,000	$15.6147
March 25, 2019	Common Shares(3) SOP	25,000	$15.6000
March 25, 2019	Common Shares(3) SOP	25,000	$15.5808
March 25, 2019	Common Shares(3) SOP	19,133	$15.4999
March 26, 2019	Common Shares(3) SOP	25,000	$15.6045
March 26, 2019	Common Shares(3) SOP	25,000	$15.6705
March 26, 2019	Common Shares(3) SOP	25,000	$15.5856
March 26, 2019	Common Shares(3) SOP	2,400	$15.7000
March 27, 2019	Common Shares(3) SOP	933	$15.7000
April 3, 2019	Common Shares(1) ESPP	7,585	$15.5300
April 15, 2019	Common Shares(2) DRIP	17,324	$14.6815
April 30, 2019	Common Shares(3) SOP	1,667	$15.3700

Date of Issuance	Type of Security Issued	Number of Securities	Price Per Security
May 1, 2019	Common Shares(3) SOP	10,700	$15.2845
May 7, 2019	Common Shares(4) RSUP	82,086	$13.3700
May 10, 2019	Common Shares(5) DSUP	7,875	$13.2000
May 17, 2019	Common Shares(3) SOP	3,650	$13.7500
June 19, 2019	Common Shares(3) SOP	6,667	$14.2724
June 21, 2019	Common Shares(3) SOP	3,333	$14.6000
June 24, 2019	Common Shares(3) SOP	13,333	$14.8500
July 3, 2019	Common Shares(3) SOP	7,973	$14.1000

Notes:

(1)
These Common Shares were issued pursuant to the Employee Share Purchase Plan of the Corporation ("ESPP").

(2)
These Common Shares were issued pursuant to the Dividend Reinvestment Plan of the Corporation ("DRIP").

(3)
These Common Shares were issued pursuant to the Stock Option Plan of the Corporation ("SOP").

(4)
These Common Shares were issued pursuant to the Restricted Share Unit Plan of the Corporation ("RSUP").

(5)
These Common Shares were issued pursuant to the Deferred Share Unit Plan of the Corporation ("DSUP").

        Other than as described below, during the twelve-month period before the date of this short form prospectus, neither the Selling Shareholder or any of its affiliates has sold any Common Shares or securities that are convertible into Common Shares.

Date of Sale	Type of Security Sold	Number of Securities	Price Per Security
May 17, 2019	Common Shares	663,819	US$11.24
June 28, 2019(1)	Common Shares	7,319,499	$14.10

Notes:

(1)
These Common Shares were repurchased for cancellation by the Corporation on June 28, 2019 pursuant to the Initial Repurchase. See "Recent Developments—Initial Repurchase".

TRADING PRICE AND VOLUME

        The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "OR".

Common Shares

        The following table sets forth the reported high and low prices (including intra-day prices) and the total volume of trading of the Common Shares on the TSX and the NYSE, respectively, for the periods indicated below.

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2018
July	12.82	12.30	4,557,785	9.77	9.34	3,321,210
August	12.37	10.27	5,665,333	9.51	7.85	4,447,526
September	10.37	9.49	8,782,717	7.92	7.29	5,410,768
October	10.96	9.66	7,722,717	8.43	7.45	4,684,194
November	10.73	9.27	5,459,790	8.21	7.00	4,057,423
December	11.99	9.35	9,057,799	8.90	7.09	5,150,548
2019
January	12.95	11.29	10,407,364	9.86	8.50	3,249,108
February	15.13	12.60	8,164,972	11.52	9.55	3,318,872
March	16.08	14.25	8,879,415	12.08	10.67	6,168,522
April	15.59	14.34	6,588,485	11.71	10.61	3,845,489
May	15.19	13.05	7,968,430	11.34	9.69	3,735,076
June	15.12	13.36	9,848,031	11.46	10.04	5,179,657
July (as through July 4, 2019)	13.86	13.43	1,052,810	10.59	10.23	587,511

        On July 3, 2019, the last trading day on the NYSE prior to the date of this short form prospectus, the closing price of the Common Shares was US$10.41. On July 4, 2019, the last trading day on the TSX prior to the date of this short form prospectus, the closing price of the Common Shares was $13.56.

Warrants

        The following table sets forth the reported high and low prices (including intra-day prices) and the total volume of trading of the warrants that were listed on the TSX under the symbols OR.WT and OR.WT.A, respectively, for the periods indicated below.

	OR.WT			OR.WTA
	High (C$)	Low (C$)	Volume (#)	High (C$)	Low (C$)	Volume (#)
2018
July	1.20	1.06	17,350	0.40	0.27	27,020
August	1.12	0.89	51,365	0.32	0.10	19,419
September	0.75	0.65	14,418	0.10	0.05	40,558
October	0.69	0.60	8,592	0.11	0.03	37,297
November	0.59	0.50	18,600	0.03	0.02	45,788
December	0.49	0.34	70,660	0.02	0.005	280,382
2019
January	0.45	0.37	26,350	0.05	0.005	618,419
February(1)	0.45	0.35	118,822	0.005	0.005	55,900
March	0.90	0.43	234,070	—	—	—
April	0.80	0.64	43,671	—	—	—
May	0.60	0.43	62,868	—	—	—
June	0.60	0.44	312,670	—	—	—
July (as through July 4, 2019)	0.53	0.50	35,400	—	—	—

Note:

(1)
Up to and including February 26, 2019, date on which the warrants listed under OR.WTA expired.

        On July 4, 2019, the last complete trading day prior to the filing of this short form prospectus, the closing price of the warrants OR.WT on the TSX was $0.50.

Debentures

        The Debentures are listed on the TSX under the symbol "OR.DB". The following table sets forth the price range and trading volume for the Debentures on the TSX, for the periods indicated:

	OR.DB
	High (C$)	Low (C$)	Volume (#)
2018
July	100.75	99.99	102,030
August	100.25	98.55	71,090
September	99.50	98.01	23,020
October	99.99	98.00	29,550
November	99.25	96.00	39,480
December	99.00	97.25	25,410
2019
January	100.50	97.76	27,440
February	102.90	99.75	4,920
March	103.50	101.50	12,140
April	103.75	102.34	31,580
May	102.50	100.01	3,740
June	103.00	101.00	20,810
July (as through July 4, 2019)	102.91	102.90	1,220

        On July 4, 2019, the last complete trading day prior to the filing of this short form prospectus, the closing price of the Debentures on the TSX was $102.90.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Bennett Jones LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is, as at the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm's length with the Corporation, the Selling Shareholder and the Underwriters, is not affiliated with the Corporation, the Selling Shareholder or the Underwriters, and who acquires and holds the Common Shares as capital property (a "Holder"). Generally, the Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) , an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or; (v) that has entered into, or enters into, a "derivative forward agreement" or "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to its Common Shares. Such Holders should consult with their own tax advisors to determine the particular Canadian federal income tax consequences to them of purchasing Common Shares.

        In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money to acquire Common Shares pursuant to the Offering.

        This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

        This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this short form prospectus based on their particular circumstances.

Resident Shareholders

        The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a "Resident Holder"). Certain Resident Holders whose Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other "Canadian security" as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

        Dividends received or deemed to be received on the Common Shares will be included in computing a Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act.

        Dividends received or deemed to be received on a Common Share by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on the dividends received or deemed to be received to the extent such dividends are deductible in computing the Resident Holder's taxable income. Resident Holders that are corporations should consult their own tax advisors regarding their particular circumstances.

Dispositions of Common Shares

        Upon a disposition (or a deemed disposition) of a Common Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. For a description of the treatment of capital gains and capital losses, see "Certain Canadian Federal Income Tax Considerations—Resident Shareholders—Capital Gain / Loss" below.

Capital Gain / Loss

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

        A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax in respect of its aggregate investment income for the year, which will include taxable capital gains. Resident Holders that are "Canadian-controlled private corporations" should consult their own tax advisors regarding their particular circumstances.

Non-Resident Holders

        The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, (i) is not resident in Canada or is deemed not to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold its Common Shares in, or in the course of carrying on, a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

        A Non-Resident Holder will be subject to Canadian withholding tax on the amount of any dividends paid or credited or deemed to be paid or credited to it on any Common Shares owned by it. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the "Canada—US Tax Treaty"), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada—US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%.

Dispositions of Common Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

        Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be "taxable Canadian property" in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares constitute "taxable Canadian property".

        If the Common Shares are "taxable Canadian property" to a Non-Resident Holder and such Non-Resident Holder is not exempt from tax under the Tax Act in respect of the disposition of such Common Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the headings "Certain Canadian Federal Income Tax Considerations—Resident Shareholders—Dispositions of Common Shares" and "Certain Canadian Federal Income Tax Considerations—Resident Shareholders—Capital Gain/Loss" will generally apply.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Common Shares acquired pursuant to this short form prospectus. This discussion does not address all potentially relevant U.S. federal income tax considerations applicable to the ownership or disposition of the Common Shares acquired pursuant to this short form prospectus, and unless otherwise specifically provided, it does not address any state, local or non-U.S. tax considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

        As used herein, the term "U.S. Holder" means a beneficial owner of our Common Shares that, for U.S. federal income tax purposes, is: (1) a citizen or individual resident of the United States; (2) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds our Common Shares, the tax treatment of a partner in the partnership or other entity or arrangement will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal tax purposes) that are beneficial owners of our Common Shares are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Common Shares acquired pursuant to this short from prospectus.

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, U.S. judicial decisions and existing and proposed U.S. Treasury Regulations, all of which are subject to differing interpretations, and changes to any of which subsequent to the date of this short form prospectus may affect the tax consequences described herein, possibly on a retroactive basis. This summary is not binding on the U.S. Internal Revenue Service (the "IRS"), and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

        This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares acquired pursuant to this short form prospectus, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass through entities and their owners, banks or other financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold our Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired our Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, holders subject to the alternative minimum tax, U.S. expatriates, persons that hold our Common Shares other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our shares by voting power or by value.

        This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

Distributions

        In the event we make a distribution with respect to our Common Shares, subject to the passive foreign investment company rules below, a U.S. Holder will generally recognize, to the extent out of our current or accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of the distribution on our Common Shares. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

        The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

        Provided that we are not treated as a passive foreign investment company in the current or prior taxable year, as discussed below, we believe that we are a "qualified foreign corporation," and therefore dividends paid by us to certain non-corporate U.S. Holders may be eligible for a preferential tax rate provided applicable holding period and no-hedging requirements are satisfied. Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.

        As discussed above under "Certain Canadian Federal Income Tax Consequences—Non-Residents Holders", distributions to a U.S. Holder with respect to our Common Shares will be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the rules applicable to the foreign tax credit rules are complex, U.S. Holders are urged to consult their advisors concerning the application of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Dispositions

        Subject to the passive foreign investment company rules discussed below, upon a sale, exchange or other taxable disposition of a Common Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Common Share. Such gain or loss will be a long-term capital gain or loss if the Common Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses. If a U.S. Holder receives any foreign currency on the sale of the Common Shares, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company

        Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a "passive foreign investment company" within the meaning of Section 1297 of the Code. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look through" rules, either (1) at least 75 percent of its gross income is "passive" income (the "income test") or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For this purpose, "passive income" generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a non-U.S. corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of a trade or business. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

        The determination of PFIC status for any year is very fact specific, being based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Additionally, the U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as us will be treated under the PFIC rules. We believe, on a more likely than not basis, that we were not a PFIC for our tax year ended December 31, 2018, and, based on our current and anticipated business activities and financial expectations, we expect, on a more likely than not basis that we will not be a PFIC for our current tax year and for the foreseeable future. If, contrary to our belief and expectation, we were classified as a PFIC in any year during which a U.S. Holder holds Common Shares, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years that such U.S. Holder continues to hold our Common Shares, regardless of whether we continue to meet the income or asset test discussed above.

        If we were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would generally be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Common Shares or upon the receipt of certain distributions treated as "excess distributions." An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder's holding period for our Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of our Common Shares ratably over its holding period for our Common Shares. The amounts allocated to the taxable year of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year.

        If we were classified as a PFIC, certain elections could be available to mitigate such consequences. If our Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then our Common Shares will constitute "marketable stock" for purposes of the PFIC rules. We expect that our Common Shares will constitute "marketable stock" for purposes of the PFIC rules. U.S. Holders that make a "mark-to-market election" with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder's adjusted tax basis in our Common Shares. These amounts of ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder's tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless our Common Shares ceased to qualify as "marketable stock" for purposes of the PFIC rules or the IRS consented to the revocation of the election. Such mark-to-market election will not be available with respect to our subsidiaries. In the event that we are classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

        If we were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat us as a "qualified electing fund" (a "QEF Election") for the first tax year of such U.S. Holder's holding period in which we were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding two paragraphs. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder's pro rata share of (a) our net capital gain, which would be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder's Common Shares for all subsequent tax years in which we were treated as a PFIC, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. The QEF election will not be available, however, if we do not provide the information necessary to make such an election. If we were classified as a PFIC, we do not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Common Shares.

        As discussed above in "Distributions," notwithstanding any election made with respect to our Common Shares, if we were a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

        In any year in which we were classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder's interest in us, subject to certain exceptions. A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the foregoing reporting requirements, the advisability of making a QEF Election or mark-to-market election, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of our Common Shares.

Net Investment Income Tax

        Certain U.S. Holders who are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8 percent tax on their "net investment income," which includes, among other items, dividends and net gain from the sale or other disposition of property (other than property held in certain trades or businesses). U.S. Holders who are individuals, estates or trusts are urged to consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Common Shares.

Information Reporting and Backup Withholding

        Certain U.S. Holders are required to report information relating to an interest in our Common Shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our Common Shares. Additionally, information reporting will apply to dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States unless the U.S. Holder is an exempt recipient. A backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of our Common Shares.

RISK FACTORS

An investment in the Offered Shares, as well as the Corporation's prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

        Investors should carefully consider the risk factors described below and under the heading "Risk Factors" in the AIF. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this short form prospectus and consult with their professional advisors to assess any investment in the Corporation.

A Positive Return in an Investment in the Offered Shares is Not Guaranteed

        There is no guarantee that an investment in the Offered Shares will earn any positive return in the short term or long term. An investment in the Offered Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Market Price of Securities

        There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on the TSX and NYSE may be affected by such volatility in response to numerous factors. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in commodity prices will not occur. As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the long term value of the Corporation.

The Corporation may be a "Passive Foreign Investment Company", or PFIC, under applicable U.S. Income Tax Rules

        If the Corporation were to constitute a PFIC for any year during a U.S. holder's holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of the Offered Shares.

        The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Corporation will be treated under the PFIC rules. The Corporation believes, on a more likely than not basis, that it was not a PFIC for its tax year ended December 31, 2018, and, based on its current and anticipated business activities and financial expectations, the Corporation expects, on a more likely than not basis that it will not be a PFIC for its current tax year and for the foreseeable future.

        The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Corporation. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of the Corporation concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Corporation's PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of the Corporation.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in this short form prospectus under "Documents Incorporated by Reference," the underwriting agreement described in this short form prospectus, the consents of auditors, Guy Desharnais, Ph.D., P.Geo, Leonardo Leite, MAusIMM CP (Min) and Ronald Turner, MAusIMM CP (Geo) and legal counsel, and the powers of attorney from the directors and certain officers of the Corporation have been or will be filed with the SEC as part of the registration statement of which this short form prospectus forms a part.

LEGAL MATTERS

        Certain legal matters relating to the Offering and this short form prospectus will be passed upon on behalf of the Corporation by Bennett Jones LLP, with respect to Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to United States law, Torys LLP on behalf of the Selling Shareholder and Osler, Hoskin & Harcourt LLP on behalf of the Underwriters.

INTERESTS OF EXPERTS

        Guy Desharnais, Ph.D., P.Geo, has reviewed and approved certain scientific and technical information as set out herein in relation to the Corporation and is named in the AIF as having reviewed and approved certain scientific and technical information as set out under the heading "Material Mineral Projects—The Canadian Malartic Royalty" with respect to the Canadian Malartic Royalty; "Material Mineral Projects—The Éléonore Royalty" with respect to the Éléonore Royalty; and "Material Mineral Projects—The Renard Stream" with respect to the Renard Stream; and he has reviewed and approved the scientific and technical information included in Schedule A to this short form prospectus with respect to the Mantos Stream. Information with respect to all but the Mantos Stream has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101 and may be reviewed under the headings "Material Mineral Projects—The Canadian Malartic Royalty", "Material Mineral Projects—The Éléonore Royalty", and "Material Mineral Projects—The Renard Stream", respectively, in the AIF. Information with respect to the Mantos Stream may be reviewed in Schedule A attached hereto.

        As of the date hereof, Dr. Guy Desharnais, Ph.D., P.Geo, holds (i) 1,488 Common Shares, (ii) 17,800 options to purchase Common Shares, and (iii) 8,147 RSUs.

        In relation to the Mantos Stream, the Corporation also has the Mantos Report (as defined in Schedule A) by Leonardo Leite, MAusIMM CP (Min) and Ronald Turner, MAusIMM CP (Geo). As of the date hereof, Leonardo Leite, MAusIMM CP (Min) and Ronald Turner, MAusIMM CP (Geo) each hold less than 1% of the outstanding securities of the Company or any associate or affiliate of the Company.

        As of the date hereof, the partners and associates of each of Bennett Jones LLP and Osler, Hoskin & Harcourt LLP, each as a group, own, directly or indirectly less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Corporation are PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Corporation within the meaning of the Code of ethics of chartered professional accountants (Quebec) and within the meaning PCAOB Rule 3520, Auditor Independence.

        The transfer agent and registrar for the Common Shares is AST Trust Company (Canada), which is located at 2001 University, Suite 1600, Montréal, Québec, Canada H3A 2A6, where transfers of Osisko's securities may be recorded.

SCHEDULE A

TECHNICAL INFORMATION UNDERLYING THE MANTOS BLANCOS MINE

Most Recent Technical Report

        The most recent technical report filed by Osisko in accordance with NI 43-101 is entitled "NI 43-101 Technical Report on the Mantos Blancos Mine, II Region, Chile", effectively dated June 23, 2017 was prepared by Golder Associates S.A and authored by Leonardo Leite, MAusIMM CP (Min) and Ronald Turner, MAusIMM CP (Geo), both independent qualified persons under NI 43-101 (the "Mantos Blancos Report"). Reference should be made to the full text of the Mantos Blancos Report.

Information Contained in this Section

        The technical information, tables and figures that follow have been derived from the Mantos Blancos Report, which may be consulted under Osisko's issuer profile on SEDAR at www.sedar.com.

        The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a "qualified person" for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

        As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.

Project Description, Location and Access

        The Mantos Blancos mining district is located in the II Region of Antofagasta, northern Chile. The property is centered on latitude 23°25'0"S and longitude 70°4'60"W, approximately 45 km to the north-east of the city of Antofagasta and approximately 20 km to the southwest of the town of Baquedano. The properties are easily accessed using Route 5 connecting Antofagasta with Calama. Cerro Moreno airport is serviced by national flights from Santiago and other destinations on a daily basis. The airport is located approximately 17 km to the north of Antofagasta. Antofagasta itself is strategically located on the Panamericana highway, a well- maintained, multi-lane highway. There is also a railroad line available, which is used to transport supplies.

        Mantos Copper S.A (MC) owns 100% of the Mantos Blancos Mine, composed of 85 mining properties covering an area of 7,848 ha and 33 exploration rights claims totaling 19,130 ha.

        Production from the Mantos Blancos Mine is subject to the Mantos Stream Agreement.

        One of the risks to the Mine is the receipt of permit approval from the various government agencies. No significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resources and Mineral Reserves estimates, or associated projected economic outcomes has been identified.

History

        The economic importance of the district has been known since 1883, when David Cervantes and Carlos Mercado, discovered veins of oxidized copper ore deposited in the hills located north of the road connecting Antofagasta and Lomas Bayas (the Panamericana highway).

        In 1953, after various exploration works, the Hochschild Group acquired part of this ore deposit. Subsequently, in 1955 and after the first exploration works started using churn-drill drillings, the Hochschild group, together with other investors and CORFO (a Chilean government industrial development entity), formed Empresa Minera Mantos Blancos S.A. Studies were conducted indicating the presence of 11 million tonnes of ore with an average grade of 1.90% soluble copper. This is a historical estimate only, and a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. None of Osisko, the Orion Parties or Mantos Blancos is treating the historical estimate as current mineral resources or mineral reserves. For a statement of current mineral resources and mineral reserves, see the heading "Mineral Resource and Mineral Reserve Estimates" below.

        Mantos Blancos has been in production since 1960 as an open pit mine, with an oxide plant and smelting operations. The mine has long been one of the major copper mines in the region, with annual refined copper output reaching 20 kt in 1962, at peak production of ingots and a minor amount of cement of copper. In 1961 the exploitation of oxide ore through "pits" began, which was treated in a leaching plant, with capacity of 100,000 tonnes per month. The gradual decline of the grades led the company to an expansion of the plan in order to maintain production; and so, as in 1967, capacity increased to 200,000 tonnes per month. With some modifications, in 1978 it reached a capacity of 250,000 tonnes per month.

        Between 1963 and 1964, the Mala Suerte mine, being property of Andromeda Mining Company (owned by Mr. Bartolomé Marré), partially supplied Mantos Blancos plant with production of 2,000 tonnes per month with grades around 3.5% SCu. Production history prior to this date is imprecise. Between 1965 and 1968, production averaged 3,000 tons per month, with an average grade of 2.5% soluble copper.

        In 1974 the underground exploitation of Mantos Blancos started, due to the discovery of large reserves of high grade sulphide ore. Between 1968 and 1980 fine copper production averaged 32 ktpa.

        The construction of the flotation plant to treat sulphide ores began in 1980, when Anglo American acquired 40% of the mine, and four years later the mine became a main associate of the company. The flotation plant began operation in March 1981, with a capacity of 4,000 tpd, and a head grade of 1.90% Cu insoluble and 19 ppm of Ag, reaching a fine copper production of 45 ktpa in 1981. From this year fine copper production incorporated concentrates, in addition to ingots and cement of copper.

        By mid-1993, pre-stripping began for the Santa Barbara project, which basically consists of the union of the four existing pits (Elvira, Marina, Tercera and Quinta, including the underground works) with the aim of maximizing the recovery of the mineralized zones of the deposit. In December 1996, the exploitation of underground ore of Mantos Blancos temporarily ended, with the extraction of the Patricia ore body. From this year on, copper production comes from concentrates and cathodes.

        The last major milestone was in the year 2000, when Anglo American reached 99.97% ownership of the Mining Company of Mantos Blancos S.A., which also included the Mantoverde Division in Chañaral. In this year fine copper production reached a peak of 102 ktpa.

        From 2012, the exploitation of Santa Barbara project has fed the leaching plant and electrowinning with 4.5 Mt of copper oxide ore, with a head grade of 0.70% SCu, and a flotation plant with 4.5 Mt of copper sulphide with head grade of 1.10% ICu.

        In 2015, the Mantos Blancos Mine was acquired by Mantos, which is owned by Audley Advisors Limited and Orion Fund JV Limited.

Geological Setting, Mineralization and Deposit Types

        The Mantos Blancos deposit is located within the coastal range in Region II of Antofagasta, Chile. The deposit is a volcanic-hosted, strata-bound copper deposit emplaced during the Upper Jurassic, related to a system of hydrothermal breccia feeder structures that intruded into the Paleozoic metasedimentary basement and the La Negra formation, which includes the mineralized Mantos Blancos volcanic sequence. In a general context, the Coastal Range in northern Chile is mainly formed by volcanic rocks of Jurassic age, intruded by granitoids emplaced between the Jurassic and Lower Cretaceous. In the Mantos Blancos Mining District, sedimentary, volcanic and igneous rocks are observed ranging in age from Paleozoic and Cenozoic, which represent a volcanic paleo-arc developed during the Jurassic that would consist of the Volcanic Sequence Mantos Blancos and the La Negra

Formation. These units are affected by a set of faults located west of the district, who are immersed in the domain of Atacama's fault zone and are part of the Salar del Carmen segment.

        Mineralization at Mantos Blancos occurs as lenses within specific lithologies. The lenses have been displaced by faults. The porphyritic dacite unit is the most favourable for mineralization and contains the largest number of high grade bodies. Mineralized bodies extend discontinuously for approximately 3 km in an E-W direction, with an approximate width of 1.5 km and thickness of 450 m.

        Sulphide minerals include chalcopyrite, bornite, silver-rich digenite and pyrite. This assemblage occurs as disseminations, veinlets and as rims on quartz phenocrysts within the rhyolitic dome, which developed mainly within the dioritic and granodioritic magmatic-hydrothermal breccia pipes. Mineralisation shows lateral copper grade zoning. The highest grade occurs within the breccia pipe, with lateral zoning to progressively lower concentrations.

        The mineralization consists of chalcocite (and / or digenite), covellite, bornite, chalcopyrite, pyrite, specularite, magnetite, galena and low sphalerite, occurring in disseminated form, following irregular guides and discontinuous with varying thicknesses. The oxidized copper correspond to atacamite, chrysocolla, and minor malachite, antlerite, tenorite, cuprite and almagres, according dissemination and fracture filling. Silver presence occurs in the crystal structure of the copper sulphides and occasionally as native silver. The ore bodies are irregular lenses and oxidized copper sulfides arranged in tabular form with a 100-200 m thick strongly controlled by structures.

        The mineralization has a distinct vertical zonation, with specularite at the top (porphyritic andesite and Superior andesite), which is followed in depth an area of oxidized copper (atacamite with chrysocolla low), moving to a zone of high grade Sulphide (chalcocite-bornite). The latter corresponds to irregular lenses chalcocite- rich center, which decreases towards the edge going to predominate bornite. Surrounding these lenses is a zone of lower grade with chalcopyrite and bornite, ending in depth with a pyritic zone, occasionally in some sectors associated with chalcopyrite. The areas with secondary enrichment are of small extent, predominantly covellite over chalcocite and located near major faults of the deposit. The oxidized copper would have developed by the in situ oxidation of primary sulphides.

        Mantos Blancos is a stratabound hydrothermal copper deposit with subordinate silver mineralization hosted in a riodacitic volcanic complex where copper mineralization is strongly controlled by structures. Stratabound hydrothermal copper deposits are mainly associated with hydrothermal breccia feeder structures that contain at least 50% of the economic mineralization and the highest ore grade. The mineralization at Mantos Blancos is concentrated within a dacitic lava package dipping south between 18° and 25° in the main mineralized area.

Exploration

        Ongoing exploration is conducted by Mantos Blancos with the primary purpose of supporting mining and increasing Mineral Resources available for mining exploitation. The exploration strategy is focused on tracing known targets as extensions from current orebodies utilizing host rock and alteration features down dip and along strike. Historically, this strategy has proven effective in defining new Mineral Resources.

Drilling

        Mantos Blancos collects two different types of sample for geological modelling and resource estimation, diamond drill hole core (DDH) and reverse circulation drill chips (RC). Diamond drill holes (DDH) were drilled historically, and most are located in the mined-out part of the mine. DDH are no longer being drilled at Mantos Blancos, except for geotechnical or geometallurgical purposes.

        Mantos Blancos conducted drill programs for exploration and mine development purposes. The 2016 resource model update considered the inclusion of 362 new drill samples and 90,611 metres, distributed as RC, DDH and sonic (dumps). The new drillings included drill holes from the 2014 drilling campaigns (drill holes not included in the previous resource model), 2015, and also included 89,000 metres from the 2012, 2013 and 2014 campaigns delayed as a result of the implementation of the QA/QC program.

        For the update of the 2016 model, a total of 15,643 drill holes with a total of 2,274,947 metres were used, corresponding to all drillings accumulated up to the date of closing of the database.

        The collar surveying at the Mantos Blancos mine is obtained using high precision GPS and total station for the surface data. Daily operational surveying is undertaken with either GPS or total station and prism. Mantos Blancos adopted the local coordinate system based on UTM coordinates.

        For the 2014 and 2015 drilling campaigns, down hole surveys were measured by Wellfield Services with an SRG gyroscope. Measures were taken each 10 metres over the depth of the drillhole, and a second measurement is taken when the equipment is lifted. Also as a QA/QC procedure 10% of the drill holes were re-surveyed, with most of the holes showing little deviation.

Sampling, Analysis and Data Verification

Reverse Circulation Samples

        Since 2009, RC samples are taken at regular 6.0 metre intervals, weighing approximately 120 kg per 6.0 metre interval. The material is dropped directly from the cyclone to a riffle splitter. The cyclone has a lever at the side used to open the bin at the end of the sample interval. Both portions of the sample are directly passed twice through two splitters located in series to obtain four equally sized samples. Each sample is passed through another splitter to obtain the sample that will be sent to mechanical preparation. The samples are put into plastic bags, weighed at the site, and the values are recorded manually.

Sample Preparation

        The mechanical sample preparation of RC and DDH samples is conducted in Inspectorate laboratory in Antofagasta.

  •
  Cleaning: before each batch of samples the crusher is cleaned with quartz, and the material is discarded.

  •
  Blank sample: the first sample of each batch corresponds to the quartz, and this sample follows the entire cycle until chemical analysis to check for the presence of contamination.

  •
  Primary/Secondary Crushing: the entire sample is crushed to 95% passing 2.36 mm particle size. For 1 in each 30 samples a granulometric test is carried to check particle size.

  •
  Splitting: depending on the weight of the sample the splitting follows one of two procedures,

  •
  Samples > 15 kg use a rotary splitter until 1.5 to 2 kg is obtained. The sample is passed through a Jones splitter until 300 g remains.

  •
  Samples < 15 kg are split with a Jones splitter until 300 g is obtained.

  •
  In both situations, one duplicate is obtained every 20 samples.

  •
  Pulverization: the entire sample is pulverised with an LM1 until 95% of the sample passes < 0.104 mm. For one in every 30 samples, a granulometric test is carried out to check particle size.

  •
  The sample is then put into a paper envelope, labelled with a bar code and sent to the chemical lab for assaying.

Assaying

        For TCu and Pb, 1 g of sample is taken, 10 ml of HNO3, 5ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 25 ml of HCl and filled to 100 ml.

        For SCu 0.5 g of sample is taken, 50 ml of H2SO4 are added, it is stirred for 20 minutes at 140 rpm, then transferred to 100 ml and flocculant is added (boiling method).

        For Ag, 2 g of the sample is taken, 10 ml of HNO3, 5 ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 12.5 ml of HCl and filled into 50 ml.

        For carbonate (Ca3), weigh 0.1 g of sample (in a refractory crucible), 1 g of accelerator is added and LECO equipment is used.

Sample Security

        Drill core is moved from the drill rig to the core shack by external personnel. In the core shack, geological data logging is completed at site using a digital system. Before the data is available for estimation purposes, data is verified and reviewed, field checked if necessary, and then uploaded to the main database. Samples are delivered by Mantos Blancos for sample preparation at the laboratory.

        Mantos Blancos uses BDGeo as the system to coordinate and handle the complete data input process. The database is backed up on a regular basis.

        All Mantos Blancos samples are stored and secured in the mine site under good conditions to ensure their quality.

Quality Assurance and Quality Control

        All QA/QC is handled online automatically using BDGeo software®. QA/QC procedures include the insertion of a control sample of: standards, pulp and coarse duplicates, and blank samples into every batch of samples sent to the laboratories. The creation of the batch is done on site in BDGeo by personnel of Mantos Blancos, and include 1 standard, 1 blank, 1 coarse and 1 pulp duplicate. Sample batches contain 20 samples.

        The quality assessment over the 2015 campaign was controlled through standards insertion (certificated in OREAS-Australia). Apart of standards, coarse and pulp duplicates have been used. The insertion rate is 5% for each stage of control. The mass reduction of samples was carried out by Inspectorate Company and the chemical analysis was made by SGS Chile Ltda. Coarse, pulp and standards (internal checks) verifications were also carried out in this last laboratory.

        The quality control procedure (standards, blanks, and duplicates) have acceptable levels of accuracy and precision, the preparation of sample and laboratory results have been controlled.

Certified Reference Material

        Mantos Blancos routinely inserts Certified Reference Materials (CRMs) or standards into the analytical stream to assess the assaying laboratory for accuracy and to determine if there is any bias present. The material used for the construction of the standards is from the mine and prepared and certified by external laboratories. Standards cover a range of TCu concentrations to appropriate represent different ranges. The result of the standards are good and no obvious issues with the exactitude were identified. The tolerance limit for acceptance are +- 2 standard deviations. If the standard value is out of the defined limit the complete batch is sent back to the laboratory for analysis.

Blank Samples

        Blank samples are inserted into the sampling stream as a QA/QC check for sample contamination and is inserted as part of the batch sent for mechanical preparation. The material used as blank is obtained from blast holes with TCu grades of 0.01% which were logged as rhyodacite. There is no evidence of contamination during the mechanical preparation.

Duplicate Samples

        The duplicates are prepared and inserted on-site, and include two types of samples:

  •
  Coarse Duplicate: correspond to a second portion of material obtained after the first crushing.

  •
  Pulp Duplicate: correspond to a second portion of material obtained after the pulverization of the sample.

        The protocol details that the duplicate of a sample must be sent in a different batch than the one used for the original sample. The result of the coarse and pulp duplicates were acceptable and no obvious issues with the accuracy were identified.

Data Verification

        Data verification has been an integral part of Mantos Blancos drilling campaigns and resource estimation. As part of the protocols all sample rejects and pulp samples are appropriately stored inside shipping containers modified for this purpose. Inside the containers samples are properly organized and stored. The database for the resource Model is extracted directly through the DBGEO © interface software. This software is a geological database administrator, which validates the information according to the primary key. For data validation purposes and to avoid errors in the Resource Model construction the database is analyzed prior to the compositing. This verification includes consistence between different tables, existence of gaps and duplicity of information.

        A set of data validation queries was completed using Vulcan and internal software (Datacheck) and no important validation issues was found.

Mineral Processing and Metallurgical Testing

        The copper recovery considered for vat and dump leaching was defined assuming the average of the last twelve months, which was used to update the recovery model considering the metallurgic balance, tonnage and chemical grades.

        The sulphide copper recovery in the concentrator was based on the geometallurgical model for the first five years (2017 - 2021) that considered the laboratory samples. For the following years (after 2022), the copper recovery was defined assuming the average of the last twelve months—that includes metallurgic balance, tonnage and chemical grades—which are used to update the polynomial recovery curve.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

        The geological modelling of the Mantos Blancos mine considers the construction of two models.

  •
  Lithology model, this model is not used for any estimation purpose, and only for geometallurgical considerations. The lithological model was developed by Mantos Blancos geologists using a probabilistic model considering the lithological description from the geological mapping of rock units present in Mantos Blancos.

  •
  Dike model, this model is constructed deterministically by interpretation in sections and uses information form drill holes and bench logging. 3D solids are constructed based on the sectional interpretation and the block model (with small blocks) is flagged. The dike model has not been updated since 2015.

        The lithology model is based on the probability of the existence of a specific rock unit. This probability is estimated by interpolation of indicators that are based on the rock codes extracted from the database. Mantos Blancos used a probability threshold of 50% to assign the blocks to a given unit. Mantos Blancos found a few cases where there were equal probabilities for multiple units and these cases were solved by taking into account the unit that was predominant in the local neighborhood.

        The dike model is not used for grade estimation. During the estimation it is assumed that grades are continuous across units in the deposit, and then the dike model is used for dilution assuming a TCu grade of 0% for all complete and partial dike blocks (the dike model is constructed with small blocks 5 × 5 × 5 m).

        The drill hole database used for resource estimation contains 15,643 drill holes (drill type: DDH, RCD, Sonic drilling for dump). The information used in the current resource model is equivalent to 2,274,947 metres.

Resource Classification

        The Mineral Resources were classified by two indicators probabilistic methodology, which uses grade kriging variance as classification thresholds. The method is based on relative errors in metal and tonnage calculated for monthly and annual production periods using spatial indicators and grade variability models.

        The Mineral Resources are classified as measured when the local grade, whose variability is corrected to 1-month of production, is estimated with an error that is not greater than 15% with a 90% level of confidence.

        Mineral Resources are classified as indicated when the local grade, whose variability is corrected to 1-year of production, is estimated with an error not greater than 15% with a 90% level of confidence.

        Mineral Resources that do not comply with the aforementioned criteria are classified as inferred.

        To avoid the extrapolation effect, only Mineral Resources within the approved drilled and sampled perimeter were considered for classification.

Mineral Resource Estimates

        The Mineral Resource estimates for Mantos Blancos are shown in Tables 1 and Table 2. The resource is separated by material type. The mineral resource estimate uses ordinary kriging grades as these are believed to be the most robust. The deposit has silver mineralization which is not currently included in the Resource estimate, and will not be until an appropriate validation is completed. Based on the current resource model, Mantos Blancos estimation for silver content for sulphide mineralization inside the Mineral Resources pit indicates a total of 99 Mt with an average grade of 4.88 g/t. Mineral Resources are enclosed within pit shells that were optimized using Measured, Indicated and Inferred resources at a copper price of US$3.77 USD/lb.

Table 1

Mineral Resources as of December 31, 2016—Sulphides—Mantos Blancos

Process	Category	Tonnes (000 t)(2)	Grade % ICu(3)	Current Contained Cu (t)(4)
Sulphide	Measured	14,344	0.71	101,771
(Flotation and LF)(1)	Indicated	62,390	0.54	336,906
	Measured + Indicated	76,724	0.57	438,677
	Inferred (inside reserve pit)	3,253	0.52	16,916
	Inferred (outside reserve pit)	19,209	0.50	96,045
	Inferred stockpile (Cancha 90)	21	0.38	80
	Total Inferred	22,483	0.50	113,040

Notes:

(1)
Cut-off grade of 0.26% ICu.

(2)
Tonnes on dry basis.

(3)
Copper grade based on Insoluble Copper (ICu).

(4)
Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) × 10 (% ICu) × 10.

(5)
Mineral Resource pit is based on 3.77 US$/lb of Cu.

Table 2

Mineral Resources as of December 31, 2016—Oxides—Mantos Blancos

Process	Category	Tonnes (000 t)(3)	Grade % ICu(4)	Current Contained Cu (t)(5)
Oxide	Measured	2,427	0.43	10,436
(Heap and Vat Leaching)(1)	Indicated	9,027	0.39	35,205
	Measured + Indicated	11,454	0.40	45,641
	Inferred (inside reserve pit)	460	0.35	1,610
	Inferred (outside reserve pit)	4,438	0.42	18,640
	Total Inferred	4,898	0.41	20,250
Oxide	Measured	458	0.18	824
(Dump Leaching)(2)	Indicated	5,611	0.17	9,539
	Measured + Indicated	6,069	0.17	10,363
	Inferred in situ (inside reserve pit)	633	0.17	1,076
	Inferred in situ (outside reserve pit)	2,702	0.17	4,593
	Inferred (in LOM) Mercedes F2	21,996	0.19	41,792
	Inferred (in LOM) F2 Botadero E	6,053	0.18	10,895
	Total Inferred	31,384	0.19	58,357

Notes:

(1)
Cut-off grade of 0.22% SCu.

(2)
Cut-off of 0.13% SCu.

(3)
Tonnes on dry basis.

(4)
Copper grade based on Soluble Copper (SCu).

(5)
Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) × (% SCu) × 10.

(6)
Mineral Resource pit is based on 3.77 US$/lb of Cu.

Mineral Reserves

        The Mineral Reserves as of December 31, 2016, are presented in Table 3 and Table 4. A Level 1 Mineral Reserves audit was carried out for Mantos Blancos Division according the JORC Code (2012). The activities developed included a review of input data, methodology, and results supporting the 2016 LoM.

Table 3

Mineral Reserves as of December 31, 2016—Sulphides—Mantos Blancos

Process	Category	Tonnes (000 t)(3)	Grade % ICu(3)	Current Contained Cu (t)(4)
Sulphides	Proved	27,132	0.86	233,335
(Flotation)(1)	Probable	54,021	0.60	323,110
	Total	81,153	0.69	556,445

Notes:

(1)
Cut-off grade of 0.26% ICu.

(2)
Tonnes on dry basis.

(3)
Copper grade based on Insoluble Copper (ICu).

(4)
Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) × (% ICu) × 10.

Table 4

Mineral Reserves as of December 31, 2016—Oxides—Mantos Blancos

Process	Category	Tonnes (000 t)(3)	Grade % SCu(4)	Current Contained Cu (t)(5)
Oxides (Dump Leaching)(1)	Proved	1,720	0.35	6,020
	Probable	11,825	0.29	33,853
	Total	13,545	0.29	39,873
Este Stockpile (Dump Leaching)(1)	Proved	—	—	—
	Probable	11,378	0.18	20,480
	Total	11,378	0.18	20,480
Mercedes Stockpile (Dump Leaching)(1)	Proved	—	—	—
	Probable	36,639	0.19	69,614
	Total	36,639	0.19	69,614
Oxides (Heap and Vat Leaching)(2)	Proved	1,004	0.46	4,618
	Probable	2,852	0.45	12,834
	Total	3,856	0.45	17,452

Notes:

(1)
Cut-off grade of 0.13% SCu.

(2)
Cut-off grade of 0.22% SCu.

(3)
Tonnes on dry basis.

(4)
Copper grade based on soluble copper (SCu).

(5)
Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) × (% SCu) × 10.

        Mantos Copper maintains a reconciliation between the Mineral Reserve model and actual mine production. Reconciliations to 2016 production indicate that the Mineral Resource model is performing well for sulphide ore with the normal range of variability (± 10%). The long-term model for oxide ore has consistently reported more tonnage (19% higher in the period) and copper grade (11% higher in the period).

Mining Operations

        Mantos Blancos is an open pit mine extracting both sulphide and oxide copper ores, which are treated in crushing, milling, concentrator, leaching, solvent extraction and electro-winning plants, producing copper concentrates and high purity (LME Grade A) copper cathodes.

        The Mantos Blancos Mine includes one large open pit (Santa Barbara) that provides sulphide ore to feed the concentrator and oxide ore to the leach pads. Other sources of ore in the Mantos Blancos Mine are sulphide ore stock (Cancha 90) and oxide ore stocks (Mercedes and Este).

        The Mineral Resources reported as of December 31, 2016 are based on the resources model developed in June 2016 and used to define the LoM that consists of ten pushbacks which will be mined during the period from 2017 to 2029. The total material (ore and waste) moved increases by 30.2 Mt in 2017 to 60.0 Mt in 2020, remaining at this level until 2026 when it begins to decrease until 2029. Considering the ore re-handle from stockpiles to concentrator and the oxide ore to the Mercedes dump, the total material moved reaches 62.1 Mt in 2024.

        The cut-off grades were defined based on economic parameters for the three metallurgical processes used in Mantos Blancos mine, adopting the values of 0.26% (Insoluble copper—ICu), 0.22% (Soluble copper—SCu) and 0.13% (Soluble copper—SCu) for flotation, Vat and Dump leaching respectively.

Processing and Recovery Operations

        Oxide ore from the mine is processed using a combination of vat, dump, and heap leaching. Currently, vats process 1.5 Mtpa of oxide ore. Dump leaching is used to process around 5.9 to 15.0 Mtpa from the Este and Mercedes dumps. The vat and dump leaching processes end in 2019.

        Treatment of the copper-rich pregnant leach solution occurs in the solvent extraction-electrowinning plant to produce copper cathodes. The maximum production capacity is 65 ktpa of fine copper. The life of mine plan for the solvent extraction-electrowinning cathode plant considered a fine copper production of 18.0 ktpa up to 2018 and 13.4 ktpa in 2019.

        Sulphide ore is processed in the concentrator plant, where copper concentrate is produced, with an average grade ranging from 29% to 33%. The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019 when the ramp-up of the new sulphide line is expected to start, increasing the processing plant capacity up to 7.3 Mtpa from 2021. According to the life of mine plan, the concentrator will produce 25.7 ktpa of fine copper (contained) in 2017, reaching the maximum production of 57.2 ktpa in 2023.

        In order to maintain the copper production and use the sulphide ore reserves available at deeper levels of the deposit, Mantos Blancos has developed an expansion plan to increase the current processing level of 4.7 Mtpa up to 7.3 Mtpa, starting in 2020. Mantos Copper has contracted Hatch for the related engineering studies to develop technical solutions, estimating capex and opex, and defining the plan for implementing the facilities expansion.

Current Mineral Processing

        The current ore processing at Mantos Blancos has two operating lines, one for sulphide ore and the other for oxide ore. When the Mantos Blancos Mine operation began, the oxide line was the most important due to the processing of oxidized and mixed ores mined in the upper portions of the deposit. With the deepening of the mine, these materials became more scarce and consequently the cathode production has decreased. For these reasons Mantos Copper is conducting studies on increasing the sulphide processing capacity to compensate for the production of the oxide operation that will be shut down.

Infrastructure, Permitting and Compliance Activities

Access

        The Mantos Blancos Mine is accessed by paved public roads. The mine has a number of private roads for access to the various facilities. The private roads include small vehicle roads as well as a network of haul roads. The haul roads are built to a width suitable for the haul trucks. Most consumables and personnel are transported these routes by light vehicles.

Buildings and Facilities

        The infrastructure for the Mantos Blancos mine is developed and in service. Figure 3.1 shows the general layout of Mantos Blancos infrastructure.

Figure 3.1

        The main facilities in the Mantos Blancos Mine are the Santa Barbara pit, the Argentina Norte dump, the Fase 8 dump, the Este dump, the Oeste dump, the concentrator plant, the vats, the coarse tailings deposit, the fine tailings deposit, the Mercedes stockpile, the Mercedes dump, secondary leaching piles, and the solvent extraction—electrowinning plant. Ancillary facilities in the mine are workshops and warehouses, administrative buildings and offices and explosives and chemicals storage.

Water Supply

        Water is supplied by Ferrocarriles Antofagasta Bolivia (FCAB) and Aguas Antofagasta. Water is pumped and transported by pipelines from Siloli and Toconce, located approximately 250 km from the Mantos Blancos Mine. Currently, the water consumption of the Mantos Blancos site is 10,000 m3/day, and the maximum storage capacity is 17,000 m3.

        Due to the reduction of the material treated in the vats, reduction of processing in the dump leach and optimization of the water recovery in the tailings, the estimated water consumption for the life of the mine does not exceed the 145 l/s value contracted with FCAB and Aguas Antofagasta, except in the years 2017 and 2018, where it will be supplied based on an additional contract.

        The industrial water supply contract of 130 l/s with Aguas Antofagasta ends in 2023, with a clause allowing a first renewal for five years until 2028, and a second extension for the same time until 2033. A contract with FCAB to supply 15 l/s of better quality water to be used in specific processes ends in 2018. Mantos Blancos plans to renew this contract during 2017. The Mantos Blancos site does not have a water intake permit.

Power

        Electrical power is provided by ENORCHILE and delivered to the mine through a high voltage power line (220 kV) connected to the national grid. The Mantos Blancos site has a power plant managed by an external company and connected to the national grid as well. The current electrical power supply contracts are sufficient to comply with the demands according to the mine plan.

Communications

        The mine site has a communication network of telephones and licensed UHF radio repeaters within the main pit mining area. Outside this area the communication is by means of UHF CB radio, satellite phone, and cellular phone.

Tailings Storage Facility

        Tailings from the concentrator plant are separated into fine and coarse tailings. Currently, tailings production is 4.42 Mtpa, including 1.76 Mtpa of fine tailings and 2.66 Mtpa of coarse tailings.

Social or Community Impact

        The Mantos Blancos area of influence includes the city of Antofagasta, and Baquedanoa, a small community of 900 people located 20 km north of the mine. The engagement plan developed by Mantos Copper focuses on the following three pillars of action:

  •
  Education: providing quality educational establishments in the area of influence and development through support of talented students;

  •
  Sustainable communities: supporting projects to improve the quality of life of the local people and the quality of the environment;

  •
  Entrepreneurship and employability: providing technical to micro and small businesses from different industries in the area of influence and development, along with improving the employability of vulnerable groups.

Permitting

        Environmental studies are ongoing and conducted as required to support the operation and any ancillary projects. The qualified persons for the Mantos Blancos Technical Report are not aware of any known environmental issues that could materially impact Mantos Blancos' ability to operate.

        The permit classification adopted by Mantos Copper is divided into the following categories:

  •
  Approved:  current licenses with a control plan of the commitments and monitoring included. This category includes licenses that have been corrected or rectified;

  •
  In process:  licenses that have been submitted to the competent departments, or those do not have the total of commitments or without a control plan of the commitments and monitoring included. This category includes permits in process that were refused by the authorities or withdrawn by Mantos Copper.

  •
  Pending:  licenses that have been identified as necessary but not submitted, awaiting approval of previous stages of projects. This category could be classified as "In preparation" or "In planning";

  •
  In preparation:  permit that is in preparation or under internal review;

  •
  In planning:  permits that are considered in the matrix of identification and that have been reported to the corresponding areas as necessary;

  •
  Closed:  permits that have complied with its term of validity.

  •
  In 2016, twenty-three new permits were approved and eleven were in process.

Capital and Operating Costs

Capital Costs

        Table 5 provides the capital costs (CAPEX) from 2017 to 2029. The total CAPEX for the life of mine plan is USD$228.5 million.

Table 5

Capital Costs

Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining fleet	MUSD			2.2
Sulphide concentrator	MUSD	2.3	1.2	0.9	0.4	1.2
Oxide plant	MUSD	4.8
Tailings dam	MUSD			1.3	4.8	2.3
Infrastructure	MUSD	1.8	0.9	2.5	0.6	0.6
Minor projects	MUSD	0.3	0.3	0.3	0.3	0.3
Deferred Capex MB Project	MUSD							2.3	17.1	16.2	3.9
Stay-in-business—Long-term (3% of direct cost)	MUSD						5.8	5.9	6.0	6.0	5.9	4.6	4.5
Expansionary Capex	MUSD		6.6	81.9	32.8
Total	MUSD	9.1	9.0	89.2	38.9	4.4	5.8	8.2	23.1	22.1	9.7	4.6	4.5

Operating Costs

        The operating costs for Mantos Blancos are developed annually as part of the site budget process. The OPEX is shown in the tables below. The average operating cost (C1 cash cost) from 2017 to 2029 is 2.10 USD/lb. The operating cost estimates in the LoM plan are considered to be reasonable and consistent with historical performance. The concentrate produced by Mantos Blancos contains silver that is also commercialized. Table 6 shows the unit cost.

Table 6

Cash Cost

Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining Cost	c/lb	79.5	97.4	104.6	141.0	96.7	89.7	89.2	103.8	113.4	110.6	64.0	50.3	8.5
Processing Cost	c/lb	107.6	115.3	101.0	74.6	65.0	64.3	58.4	64.7	71.3	71.3	69.7	83.8	94.8
G&A	c/lb	19.5	20.3	19.0	15.5	10.6	10.1	9.5	10.5	11.6	11.6	11.3	11.6	16.8
C0	c/lb	206.7	233.1	224.5	231.1	172.3	164.2	157.0	179.0	196.3	193.5	145.0	145.6	120.1
Freight	c/lb	4.1	4.1	4.6	5.4	5.3	5.4	5.4	5.4	5.4	5.4	5.4	5.0	4.6
TCRC	c/lb	14.1	13.9	17.4	25.6	25.3	25.6	25.6	25.6	25.6	25.6	25.6	22.2	17.4
C1 (before by-products)	c/lb	224.8	251.1	246.5	262.1	202.9	195.1	188.0	209.9	227.2	224.5	176.0	172.8	142.1
By-products credit	c/lb	9.2	1.5	15.3	17.7	23.2	15.1	18.4	27.7	20.2	13.7	15.8	11.2	15.2
C1 cash cost	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Def Stripping	c/lb
C1	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Depreciation	c/lb	57	48	30	70	45	35	29	27	10	13	15	16	29
Stripping Amortization	c/lb
C2		272.3	287.9	261.4	314.2	225.1	215.1	199.0	208.9	217.0	224.1	175.2	177.8	155.5

Net Present Value

        A sensitivity analysis for the NPV was performed using variations in OPEX, CAPEX, discount rate, and copper prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. The NPV is 185m USD at a discount rate of 8.0%.

        The sensitivity analysis was performed disregarding the credits obtained with silver to simulate the worst case, verifying if in this condition the outcome is still a positive cash flow that supports the statement of Mineral Reserves.

        Results of the sensitivity analysis suggest significant exposure to variations in copper prices and OPEX. According to the analysis, a decrease in the copper price of more than 11% or an increase in the OPEX of more than 12% could result in a negative cash flow and, therefore, make the project not feasible.

        The impact of CAPEX variations is not significant compared to variations in copper price and OPEX.

Table 7

NPV sensitivity analysis—MUSD

Parameter/Variation	–30%	–20%	–10%	0%	+10%	+20%	+30%
Copper Price	(405)	(184)	23	185	337	483	622
OPEX	236	219	202	185	169	152	135
CAPEX	665	505	345	185	26	(134)	(294)
Discount rate	231	215	200	185	172	160	148

        A study was also developed to quantify the sensitivity of the NPV to variations in the silver price using similar methodology to the sensitivity analysis presented above.

        The sensitivity analysis for the NPV was performed using variations in OPEX, CAPEX, discount rate, copper and silver prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. Considering the silver scenario, the NPV is 277M USD at a discount rate of 8.0%. The silver content increased the NPV by 33%.

        Results of the sensitivity analysis suggest significant sensitivity to variation in copper prices and OPEX. According to the analysis, a decrease in the copper price of more than 17% or an increase in the OPEX of more than 17% could result in a negative cash flow and, therefore, make the project not feasible.

        The impact of CAPEX and silver price variations is not significant compared to variations in copper price and OPEX.

Table 8

NPV sensitivity analysis—MUSD—including silver content

Parameter/Variation	–30%	–20%	–10%	0%	+10%	+20%	+30%
Copper Price	(271)	(55)	122	277	426	568	703
Silver Price	245	256	267	277	289	298	308
OPEX	756	597	437	277	117	(43)	(203)
CAPEX	328	311	294	277	260	243	226
Discount rate	334	314	295	277	260	245	230

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Under the Québec Business Corporations Act (the "QBCA"), the Registrant may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful (the "Indemnity Conditions"). The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and they fulfill the Indemnity Conditions. The Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the Indemnity Conditions.

        The by-laws of the Registrant provide that the Registrant may, subject to the QBCA, purchase and maintain insurance for the benefit of any director, officer, or certain other persons as set out above, against any liability incurred by them in their capacity as a director or officer of the Registrant or an individual acting in a similar capacity of the Registrant or of another body corporate where he or she acts or acted in that capacity at the Registrant's request. The Registrant has purchased third party director and officer liability insurance. In addition, the Registrant has entered into indemnity agreements with its directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

        The exhibits listed in the exhibit index, appearing elsewhere in this Registration Statement, have been filed as part of this Registration Statement.

II-1

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        A written Appointment of Agent for Service of Process and Undertaking on Form F-X for the Registrant and its agent for service of process was filed concurrently with the initial filing of this Registration Statement.

        Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement on Form F-10.

III-1

 EXHIBIT INDEX

Exhibit Number		Description
3.1		Underwriting Agreement.
3.2	*	Term Sheets.
4.1
Annual information form of the Registrant dated March 28, 2019 for the financial year ended December 31, 2018, excluding Schedule E thereto (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 40-F, filed with the Commission on March 29, 2019).
4.2
Audited consolidated financial statements of the Registrant, as at and for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditors' report thereon, dated February 20, 2019 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 40-F, filed with the Commission on March 29, 2019).
4.3
Management's discussion and analysis of the Registrant for the fiscal year ended December 31, 2018, dated February 20, 2019 (incorporated by reference from Exhibit No. 99.3 to the Registrant's Form 40-F, filed with the Commission on March 29, 2019).
4.4	*	Management information circular of the Registrant dated March 21, 2019 distributed in connection with the annual and special meeting of shareholders of the Registrant held on May 1, 2019.
4.5	*
Unaudited condensed interim consolidated financial statements of the Registrant as at and for the three-month periods ended March 31, 2019 and March 31, 2018, together with the notes thereto dated May 1, 2019.
4.6	*	Management's discussion and analysis of the Registrant for the three months ended March 31, 2019, dated May 1, 2019.
4.7		Material change report of the Registrant dated June 28, 2019.
5.1		Consent of PricewaterhouseCoopers LLP.
5.2	*	Consent of Guy Desharnais, Ph.D., P.Geo.
5.3		Consent of Bennett Jones LLP.
5.4		Consent of Osler, Hoskin & Harcourt LLP.
5.5		Consent of Leonardo de Freitas Leite, MAusIMM CP (Min).
5.6		Consent of Ronald Turner Buschmann, MAusIMM CP (Geo).
6.1	*	Powers of Attorney (included on pages III-3 and III-4 of the initial Registration Statement).

*
Previously filed.

III-2

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Québec, on July 5, 2019.

OSISKO GOLD ROYALTIES LTD
By:	/s/ ELIF LÉVESQUE
	Name:	Elif Lévesque
	Title:	Chief Financial Officer and Vice President, Finance

III-3

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Capacity	Date

* Sean Roosen	Chair of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	July 5, 2019
/s/ BRYAN A. COATES Bryan A. Coates	President (Principal Executive Officer)	July 5, 2019
/s/ ELIF LÉVESQUE Elif Lévesque	Chief Financial Officer and Vice President, Finance (Principal Financial and Accounting Officer)	July 5, 2019
* Joanne Ferstman	Lead Director	July 5, 2019
* Françoise Bertrand	Director	July 5, 2019
* John F. Burzynski	Director	July 5, 2019
* Christopher C. Curfman	Director	July 5, 2019
* Pierre Labbé	Director	July 5, 2019
* Oskar Lewnowski	Director	July 5, 2019

III-4

Signature	Capacity	Date

* Charles E. Page	Director	July 5, 2019

*By:	/s/ ELIF LÉVESQUE
	Name:	Elif Lévesque
	Title:	Attorney-in-fact

III-5

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment No. 2 to the Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on July 5, 2019.

Osisko Mining (USA) Inc.
By:	/s/ BRYAN A. COATES
	Name:	Bryan A. Coates
	Title:	Director and President

III-6